UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 11, 2010

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release   ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 2010 PREPARED IN ACCORDANCE WITH IFRS



Report
for the quarter and nine months ended 30 September 2010

Group results for the quarter….

- ❖ Adjusted headline earnings, excluding accelerated hedge buy-back and related costs, increase 135% to $303m.
- ❖ Production of 1.162Moz at a total cash cost of $643/oz; both improved on guidance.
- ❖ Production increases on continued recovery from South Africa and Australia.
- ❖ Geita continues turnaround progress, delivering 15% unit cash cost reduction to $705/oz.
- ❖ Americas region delivers strong performance of 218,000oz at a total cash cost of $433/oz.
- ❖ Continued strong uranium production of 389,000lbs on improved recoveries.
- ❖ Dual-tranche capital raising completed, with $1.53bn proceeds earmarked for hedge elimination.
- ❖ Tropicana feasibility completed; AngloGold Ashanti board approves development decision.
- ❖ La Colosa exploration drilling resumes; assay results awaited.
- ❖ Exploration yields continued positive results in Tropicana belt, Baffin Island and Egypt.

Events post quarter-end…

- ❖ Residual hedge book eliminated on 7 October at an average price of $1,300/oz, ending discounted gold sales.
- ❖ Moody's Investor Service and Standard & Poor's affirm international investment grade credit rating.

		Quarter ended Sep 2010	Quarter ended Jun 2010	Nine months ended Sep 2010	Nine months ended Sep 2009	Quarter ended Sep 2010	Quarter ended Jun 2010	Nine months ended Sep 2010	Nine months ended Sep 2009
		SA rand / Metric				US dollar / Imperial			
Operating review									
Gold									
Produced	- kg / oz (000)	36,129	35,011	104,714	106,282	1,162	1,126	3,367	3,417
Price received [1]	- R/kg / $/oz	(47,750)	265,806	148,314	185,498	(239)	1,095	598	653
Price received excluding hedge buy-back costs [1]	- R/kg / $/oz	267,707	265,806	259,858	245,364	1,141	1,095	1,086	888
Total cash costs	- R/kg / $/oz	151,007	149,365	149,953	134,192	643	617	627	485
Total production costs	- R/kg / $/oz	187,695	183,891	187,282	169,536	800	759	783	612
Financial review									
Adjusted gross (loss) profit [2]	- Rm / $m	(8,670)	2,723	(4,310)	1,165	(1,229)	359	(652)	74
Adjusted gross profit excluding hedge buy-back costs [2]	- Rm / $m	2,969	2,723	7,329	7,480	408	359	986	871
Profit (loss) attributable to equity shareholders	- Rm / $m	443	(1,360)	233	(5,940)	51	(187)	20	(743)
	- cents/share	120	(371)	63	(1,653)	14	(51)	5	(207)
Adjusted headline (loss) earnings [3]	- Rm / $m	(8,389)	980	(6,947)	(1,917)	(1,184)	129	(993)	(279)
	- cents/share	(2,277)	267	(1,890)	(533)	(321)	35	(270)	(78)
Adjusted headline earnings excluding hedge buy-back costs [3]	- Rm / $m	2,184	980	3,626	4,089	303	129	494	479
	- cents/share	593	267	987	1,138	82	35	134	133
Cash flow from operating activities excluding hedge buy-back costs	- Rm / $m	3,238	2,963	7,527	6,486	424	386	990	834
Capital expenditure	- Rm / $m	1,855	1,703	4,841	6,451	253	226	650	734

Notes:
1. *Refer to note C "Non-GAAP disclosure" for the definition.*
2. *Refer to note B "Non-GAAP disclosure" for the definition.*
3. *Refer to note A "Non-GAAP disclosure" for the definition.*

$ represents US dollar, unless otherwise stated.

Rounding of figures may result in computational discrepancies.

Quarter 3 2010

Operations **at a glance**

for the quarter ended 30 September 2010

	Production		Total cash costs		Adjusted gross profit excluding hedge buy-back costs [1]	
	oz (000)	% Variance [2]	$/oz	% Variance [2]	$m	$m Variance [2]
SOUTH AFRICA	**478**	7	**594**	6	**189**	35
Great Noligwa	**36**	6	**854**	3	**3**	1
Kopanang	**79**	1	**663**	22	**22**	(2)
Moab Khotsong	**83**	19	**550**	(1)	**23**	10
Tau Lekoa	**10**	(63)	**952**	3	**1**	(3)
Mponeng	**138**	1	**475**	16	**84**	7
Savuka	**8**	300	**762**	(757)	**2**	-
TauTona	**71**	15	**729**	7	**14**	5
Surface Operations	**53**	33	**418**	(13)	**38**	16
CONTINENTAL AFRICA	**373**	1	**725**	3	**109**	8
Ghana						
Iduapriem	**57**	14	**576**	(7)	**22**	8
Obuasi	**75**	(3)	**831**	16	**4**	(12)
Guinea						
Siguiri - Attributable 85%	**62**	(9)	**703**	13	**25**	-
Mali						
Morila - Attributable 40% [3]	**23**	-	**790**	14	**9**	(2)
Sadiola - Attributable 41% [3]	**30**	3	**623**	(1)	**16**	1
Yatela - Attributable 40% [3]	**10**	(29)	**1,333**	85	**(2)**	(9)
Namibia						
Navachab	**23**	28	**751**	2	**7**	2
Tanzania						
Geita	**93**	3	**705**	(15)	**25**	23
Non-controlling interests, exploration and other					**4**	(3)
AUSTRALASIA	**93**	7	**1,064**	-	**(5)**	(5)
Australia						
Sunrise Dam	**93**	7	**1,068**	4	**(5)**	(9)
Exploration and other					**-**	3
AMERICAS	**218**	(1)	**433**	4	**134**	8
Argentina						
Cerro Vanguardia - Attributable 92.50%	**48**	-	**374**	8	**26**	(4)
Brazil						
AngloGold Ashanti Brasil Mineração	**93**	19	**415**	9	**55**	14
Serra Grande - Attributable 50%	**20**	11	**466**	(7)	**(8)**	(14)
United States of America						
Cripple Creek & Victor	**56**	(27)	**495**	6	**29**	(9)
Non-controlling interests, exploration and other					**32**	22
OTHER					**4**	(7)
Sub-total	**1,162**	3	**643**	4	**431**	38
Equity accounted investments included above					**(23)**	11
AngloGold Ashanti					**408**	49

[1] Refer to note B "Non-GAAP disclosure" for the definition.

[3] Equity accounted joint ventures.

[2] Variance September 2010 quarter on June 2010 quarter - increase (decrease).

Rounding of figures may result in computational discrepancies.

Financial and **Operating Report**

OVERVIEW FOR THE QUARTER

OPERATING RESULTS

Production and total cash costs for the three months to 30 September were both better than guidance set by the company. Production rose 3% to 1.162Moz from the previous quarter, while total cash costs rose 4% to $643/oz, due to seasonal factors and stronger operating currencies. The improved performance was attributable to a strong recovery in volumes mined in South Africa and Australia, as well as a steady performance from Continental Africa and the Americas.

Guidance for the third quarter was 1.150Moz at a total cash cost of $645/oz, assuming an average exchange rate of R7.55/$. This compares to an average realised exchange rate of R7.31/$ during the three month period.

SAFETY

Tragically, four fatalities were recorded during the quarter after three colleagues lost their lives at the South African operations and another in Mali. The year-to-date lost time injury frequency rate for the group remained largely unchanged at 6.65, compared to 6.6 a year earlier. The South African operations recorded 1.6m fatality free shifts during the quarter and 15 incident free days. Great Noligwa achieved a full fatality-free year and Navachab, Sadiola, Yatela and Serra Grande went without a single lost-time injury during the quarter. While the achievements are extremely noteworthy, management remains committed to achieving the next quantum improvement in safety, with particular focus on consolidating gains made earlier in the year relating to fall-of-ground and horizontal transport-related incidents. Modifying the behaviour of AngloGold Ashanti's people at every level, with particular regard to risk identification and tolerance, remains a key focus as AngloGold Ashanti continues to make Safety our first value.

OPERATING REVIEW

The **South African** operations produced 478,000oz at a total cash cost of $594/oz in the third quarter of 2010, compared with 447,000oz at a total cash cost of $560/oz the previous quarter. The strong result was driven by impressive performances at the core operations and is noteworthy given the currency strength during the quarter, as well as winter power tariffs, annual labour increases, higher royalty payments and the inclusion of the Tau Lekoa mine, the sale of which was concluded on 1 August 2010. At the **Vaal River** operations, Moab Khotsong delivered a 19% increase in production to 83,000oz and a 1% decline in total cash costs to $550/oz, mainly as a result of fewer safety related interruptions and a focus on clean mining to reduce underground lock-up and improved grade. Great Noligwa's management continued with its plan to return the mine to profitability, with vamping contributing to the 6% increase in production to 36,000oz. Kopanang's output rose 1% to 79,000oz, due mainly to higher volumes mined. The Surface operations, which replaced Tau Lekoa feed with marginal ore, achieved a once-off gain from the resin replacement strategy, which helped achieve a 33% improvement in production to 53,000oz while total cash costs dropped 13% to $418/oz. At the **West Wits** operations, higher yield helped the cornerstone Mponeng increase output by 1% to 138,000oz, while total cash costs rose 16% to $475/oz. A rise in grade, due to higher face values, helped drive a 15% increase in production at TauTona. Savuka made only a marginal contribution as management continued to evaluate the optimal means of accessing the ore body, following the extensive damage caused to underground infrastructure by last year's seismic event.

Continental Africa's production rose 1% to 373,000oz at a total cash cost of $725/oz, from 371,000oz at a total cash cost of $702/oz the previous quarter. The principal contributor to the improved performance was Iduapriem, which continued to ramp up after the shutdown earlier in the year to improve its tailings storage facility. The mine posted a 14% rise in production to 57,000oz, while total cash costs fell 7% to $576/oz. Obuasi's production slipped by 3% to 75,000oz due to blocked ore passes and lower-than-anticipated ore reserve development which restricted access to higher grade ore mining blocks, thereby impacting mining flexibility. This, along with lower achieved grades, provision for revision to power tariffs and the once-off settlement of backdated wage increases, resulted in a 16% increase in total cash costs to $831/oz. Following the success over the past year in achieving the operational turnaround at Geita, a multi-disciplinary team reporting directly to the EVP Continental Africa has been appointed to improve the performance of this key asset. Intermittent power stoppages and a prolonged maintenance shutdown led to a 9% decline in production from Siguiri to 62,000oz and a 13% increase in total cash costs to $703/oz. Navachab's production increased by 28% to 23,000oz as higher grade ore was mined from the base of the pit and the operation reaped the benefits of the recently commissioned dense media separator. Total cash costs rose 2% to $751/oz as alternative sources of ore were accessed after the existing operations reached the bottom of the main pit. In Tanzania, higher grades at Geita compensated for the impact of a major maintenance shutdown, with production up 3% to 93,000oz. Total cash costs were 15% lower at $705/oz, due to the improved grades and the efficiencies gained in the operational turnaround plan.

Australasia's gold production increased by 7% to 93,000oz, as planned. Total cash costs were constant at $1,064/oz, mainly due to the effect of deferred stripping charges and ore stockpiles. The total cash costs included $289/oz in non-cash items relating to deferred stripping and ore stockpiles.

*The **Americas** production declined marginally to 218,000oz at a total cash cost of $433/oz, from 221,000oz at a total cash cost of $416/oz the previous quarter.* At AngloGold Ashanti Brasil Mineração, production increased 19% as planned to 93,000oz due to higher tonnages and grade, while the 9% increase in total cash costs to $415/oz followed annual wage increases, higher power tariffs and maintenance costs. At Serra Grande, grade improvements helped boost production by 11% to 20,000oz. In Argentina, Cerro Vanguardia's production was unchanged at 48,000oz. Total cash costs rose 8% to $374/oz, still the lowest in the group, as silver recoveries declined and the mine absorbed inflationary pressure and the cost of the start-up of the underground development project. In the U.S., Cripple Creek & Victor's production slipped 27% to 56,000oz as planned, given the modified stacking plan which accelerated output in the first half of the year. Total cash costs rose 6% to $495/oz.

FINANCIAL AND CORPORATE REVIEW

During the quarter, net proceeds of $1.53bn were raised in equal parts of a dual tranche capital raising comprising equity and a three-year mandatory convertible bond. These proceeds along with cash and debt facilities were deployed to eliminate all outstanding hedge commitments, a process of more than a month in duration, which was concluded on 7 October at an average price of $1,300/oz. The elimination of AngloGold Ashanti's residual hedge commitments (which totalled almost 12Moz at the beginning of 2008 and declined to 3.22Moz at 30 June) fulfils a crucial strategic objective by ending the practice of selling gold at discounts to market prices, thus improving future cash flows and earnings. This enhanced earning capacity should improve the company's ability to fund an exciting pipeline of growth projects.

Of the $2.64bn in cash required to conclude this final restructuring of the hedge book, $1.58bn was spent in the third quarter to reduce commitments from 3.22Moz at 30 June to 1.37Moz at 30 September. The balance of $1.06bn will be reflected in the fourth quarter, during which the hedge was eliminated.

Adjusted headline earnings, excluding the accelerated hedge buy-back and related costs, increased 135% to $303m, or 82 U.S. cents a share in the three months to 30 September, from $129m, or 35 U.S. cents the previous quarter. The stronger performance was due to the improved production performance and sales, higher gold price and prior-period tax credits and was achieved despite the stronger local operating currencies, winter power tariffs and annual wage increases in South Africa. The average gold price received during the quarter, excluding accelerated hedge buy-back costs, increased 4% to $1,141/oz.

During the quarter, the company generated free cash flow after all outflows (capital expenditure, interest, taxes and the 2010 interim dividend) of $119m. In addition, the proceeds from the Tau Lekoa sale received during the quarter amounted to $64m.

Turning to the balance sheet, major financing transactions were concluded during the last two quarters. These include the two international rated bonds, new revolving credit facility (both of which were effected during the second quarter) and the dual-tranche equity and mandatory convertible bond, effected during the third quarter, to part-fund the elimination of the hedge book.

Following approval by the shareholders to settle the $789m mandatory convertible bond by the issue of up to a maximum of 18.14m shares, both S&P and Moody's confirmed full equity treatment for this instrument and reaffirmed AngloGold Ashanti's investment grade credit ratings. This instrument is therefore excluded from Non-GAAP debt metrics.

The company recorded an adjusted headline loss of $1.18bn and a profit attributable to equity shareholders of $51m post the accelerated hedge close-out.

PROJECTS

AngloGold Ashanti incurred capital expenditure of $253m during the quarter, of which $75m was spent on growth projects. Of the growth-related capital, $43m was spent in the Americas, $17m in Continental Africa, $13m in South Africa and $2m in Australasia.

The bankable feasibility study for the Tropicana gold project (AngloGold Ashanti 70%, Independence Group 30%) was completed and subsequently approved for development by AngloGold Ashanti's board. Detailed design will commence immediately, with construction of the access road and plant to follow early next year. First gold is expected to be poured in the fourth quarter of 2013.Annual attributable production in the first three years is estimated at between 329,000oz and 343,000oz, with an average of 231,000oz to 245,000oz over the 10-year life. Total cash costs for the first three years are estimated at A$580/oz – A$600/oz ($568/oz – $588/oz at an exchange rate of $0.98/A$) and A$710 – A$730/oz ($696/oz – $715/oz) over the life of the project ($696 - $715/oz).   Attributable capital expenditure has been estimated at A$508m – A$543m ($498m – $532m), including escalation and pre-production operating costs.

The mine will use open-cut contract mining of the Tropicana and Havana pits using conventional drill-and-blast and truck and excavator operations. The plant will have a throughput rate of 5.8Mt/a on hard rock ore. The plant comminution circuit comprises two-stage crushing, high pressure grinding rolls, ball milling and a conventional CIL circuit.

Development of the remote project will require substantial supporting infrastructure, including construction of 220 km of new road, a sealed all-weather airstrip, a 550-person village and a water supply from underground sources about 50 km from the mine. In October, the scoping level economic study on open-cut mining of the Boston Shaker prospect, located immediately to the north-east of the Tropicana resource, was completed and a feasibility study is now being carried out. This is scheduled for completion in mid 2011. Boston Shaker could potentially add 175,000oz to 350,000oz to life-of-mine production.

During the quarter drilling continued as part of the scoping study to assess the viability of underground mining of the Havana Deeps mineralisation. A hole completed after quarter end intersected the mineralised zone 1,028m below surface and approximately 2,100m down plunge of the open pit design. It is anticipated that a pre-feasibility study will be carried out at Havana Deeps in 2011.

Exploration drilling resumed in August at the La Colosa deposit in Colombia. The project team's focus is on generating metallurgical samples and resource additions to this world-class project, located in Tolima Department. Core from the first drill holes has been submitted for assay and the results are awaited. The pre-feasibility study on the project is expected to be completed in 2013. At the Gramalote project, in Colombia's Antioquia Department, AngloGold Ashanti, increased its stake in the joint venture with B2Gold to 51%, assumed operatorship and appointed a project manager. Exploration targeting was initiated for a fourth quarter start and a pre-feasibility study is expected to be completed on this emerging project in mid-2012.

In Brazil, detailed engineering for refurbishment of the São Bento plant at the Córrego do Sítio project remained on track for completion in January. Manufacturing of the autoclaves proceeded on schedule and construction and commissioning of the power lines to the plant was completed in August. Contractors completed ventilation raises in the underground mine.

At Cerro Vanguardia, mining the base of the existing pits from underground is designed to lower costs. A trial mine has been developed to provide data for the feasibility study that is expected to be approved by the end of the year before implementation of the project in 2011. This portion of the mine is expected to treat about 2.8Mt of ore at around 11g/t over its life which is expected to run to 2019. Basic engineering on the heap leach project at Cerro Vanguardia is substantially complete. Crushing and agglomeration plant has begun to arrive at site and is expected to be fully delivered by the end of December, while the contractors to erect the plant have been identified. The pad construction contract has been awarded and mobilisation set for November. Production from the pad is expected in the second half of 2011.

At Cripple Creek & Victor, in the U.S., the first gold from the Mine Life Extension I project is roughly a year ahead of schedule and within its budget. The stacking of ore on the new liner started in October and first gold is expected in January. A pre-feasibility study on the Mine Life Extension II project has started and a full feasibility study is planned next year.

At Kibali, in the Democratic Republic of the Congo, the partners are currently working on updating the feasibility study, with the optimisation between the underground and open pit operations, finalisation of mining plans and sizing of the processing plant the key aspects planned for completion by the end of the year. Further, optimisation and refinement of the underground mine design and scheduling are expected to continue into 2011. Work on the resettlement plan is progressing well and considerable progress has been made on access roads to site. At Mongbwalu, the interim feasibility study on the project has been submitted to the government while the full study remains on track for delivery by March 2011.

EXPLORATION

Total exploration expenditure during the third quarter, inclusive of expenditure at equity accounted joint ventures, was $72m ($28m on brownfields, $19m on greenfields and $25m on pre-feasibility studies), compared with $72m the previous quarter ($26m on brownfields, $26m on greenfields and $20m on pre-feasibility studies). The following are highlights from the company's exploration activities during the quarter. More detail on AngloGold Ashanti's exploration programme can be found at www.anglogoldashanti.com.

About 98,000m of greenfields exploration drilling was completed at existing priority sites and used to delineate new targets in Australia, Canada, Guinea, Gabon, Colombia and the Solomon Islands. This compares with 82,500m in the previous quarter. Expenditure was $19m, compared to $26m in the second quarter. In **Australia,** AngloGold Ashanti applied for 13,780km^2 of mineral exploration tenements in central Western Australia to test for gold and copper mineralisation in a frontier exploration region known as the Cornelia Range project. Exploration continued throughout the Tropicana joint venture tenement, with a focus on the adjacent Havana resource. The Havana Deeps prospect represents the extensions of the Havana mineralised system beyond the Havana Feasibility Study open pit. An underground scoping study, based on drill results returned to the end of July, commenced in August. Significant gold results returned during the quarter included 13m @ 6.11g/t Au from 417m, 12m @ 4.51g/t Au from 508m, 17m @ 4.42g/t Au from 491m, 12m @ 5.32g/t Au from 607m, and 10m @ 4.58g/t Au from 303m.

An open pit scoping study on the Boston Shaker deposit, immediately north of Tropicana, commenced during August following test work completed over an 850m strike. Significant gold results returned during the reporting period included 18m @ 4.35g/t Au from 34m, 29m @ 3.67g/t Au from 307m, 22m @ 4.38g/t Au from 247m, 10m @ 5.01g/t Au from 135m, 14m @ 3.23g/t Au from 151m, and 14m @ 3.19g/t Au from 163m.

In the **Americas**, 5,500m was drilled at the Malrok and Kanosak prospects in Baffin Island, a joint venture with Commander Resources. At Malrok, a 19 hole programme included 3m @ 7.65g/t Au from 34m and 3m @ 5.9g/t Au from 44m. Assays at Kanosak indicate strata-bound gold mineralisation within two layers of gently dipping siliceous meta-sedimentary rocks distributed over a regional area. Best results from the first drill programme include 9m @ 2.26g/t Au in the upper strata and a vein in the deeper layer assaying 1m @ 22.5g/t Au. Additionally, prospecting work in the Kanosak area discovered two new areas of gold mineralisation: one between the Kanosak Main and Kanosak North prospects; and significantly, one located 500m to the northeast of the Kanosak North prospect, which extends the Kanosak structural corridor to at least 4km. Assay values from grab samples range from 1.3g/t Au to 226.3g/t Au. The highest grade sample, taken from an outcrop, contained abundant visible gold. In Colombia, work was carried out in three regions by AngloGold Ashanti, as well as in joint venture with Mineros S.A., where 4,000m was drilled in the Amalfi district.

In the **Solomon Islands,** exploration continued at the Kele and Mase joint ventures with XDM Resources. At Kele, where work focused on the Vulu and Bopo prospects, trenching, sampling and 2,537m of diamond drilling was completed during the quarter. At Mase, geochemical sampling and 990m of diamond drilling was completed during the quarter. Drilling will continue at both projects until the end of the field year.

In **Continental Africa**, the feasibility study over Mongbwalu resource in the Democratic Republic of the Congo remains on schedule for completion by the end of March 2011. A 5,000m diamond drilling campaign is planned for drill-testing regional targets in the Kilo area, while sediment and soil sampling and reconnaissance mapping is ongoing. In Mali, an AngloGold Ashanti review identified an opportunity to significantly improve the economics of the Deep Sulphide Project by converting mineralisation to the North of the main deposit. A conversion drilling programme commenced in September, with 8,372m RC drilling already completed and the programme still ongoing. In Guinea, regional exploration work around the existing Siguiri mine on Blocks 2, 3 and 4 is ongoing with ground geophysics and drilling taking place throughout the year to test the various anomalies. The Saraya mineralised trend in Block 2 has been delineated further southwards for approximately 3km and further resource definition drilling is planned.

In the **Middle East & North Africa,** where AngloGold Ashanti works in joint venture with Thani Investments, sampling and mapping continued at the Wadi Kareem and Hodine concessions in Egypt. At Hodine, the Hutite prospect returned encouraging results, with one rock chip sample returning 33m @ 4.37g/t Au (including 8m @ 8.85g/t Au) in gabbro and ultramafic rocks. The prospect has a strike length of at least 2km and diamond drilling will commence in the fourth quarter. In Eritrea, Phase 1 exploration began at the Kerkasha and Akordat North exploration licences and a 10,000 line km airborne EM survey will be flown in the fourth quarter. The Alliance maintains very active project generation activities in other parts of the MENA region.

In **South Africa**, surface drilling continued in the Project Zaaiplaats area. MMB5 deflection 7 advanced to a depth of 3,236m. The Vaal Reef was intersected at 3,116m and returned a value of 11.87g/t over a true width of 1m. Intersection drilling continues. MZA9 was stopped and the site cleared and rehabilitated. MGR8 progressed to a final depth of 3,337m after intersecting the Vaal reef at 3,116m. The reef intersection which was faulted and brecciated returned an assay value of 15.44g/t over a true width of 1m. Deflection drilling continues. The MGR6 borehole was recovered by use of a new generation downhole motor and drilling continues.

OUTLOOK

AngloGold Ashanti's production for the full year is expected to be 4.5Moz. As flagged in previous quarters, production issues in Ghana and longer than expected shut down at Savuka have impacted 2010 production. Total cash costs are expected to be $635/oz, assuming an average exchange rate of R7.34/$ and oil at $80/barrel for the 12 month period. (When restated using the original foreign exchange assumption of R7.70/$, this translates to $613/oz, within guidance).

Fourth quarter production is expected to be 1.140Moz at a total cash cost of $640/oz assuming an exchange rate of R7.25/$ to $675/oz assuming an exchange rate of R6.75/$, and oil at $80/barrel. In addition to the residual impact from the accelerated hedge close outs, as in prior years, fourth quarter results will be distorted by accounting adjustments relating to the reassessment of useful asset lives, rehabilitation, tax and inventory provisions.

Notes:

- All references to price received include realised non-hedge derivatives.
- All references to adjusted gross profit (loss) refers to gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts and excludes hedge buy-back costs.
- In the case of joint venture and operations with non-controlling interests, all production and financial results are attributable to AngloGold Ashanti.
- Rounding of figures may result in computational discrepancies.

Review of the Gold Market

GOLD PRICE MOVEMENT AND INVESTMENT MARKETS

Gold price data

The gold price averaged 2% higher than the previous quarter at $1,226/oz. Whilst the European debt crisis supported the gold price in the second quarter, and powered prices to new highs in Euro terms, renewed fears over the US economy spurred the gold price to a record $1,315/oz on the last day of the third quarter. The threat of a 'double-dip' recession and the prospect of further quantitative easing, renewed pressure on the US dollar. The spectre of deflation for some and inflation for others, has increased gold's appeal as a safe haven. Consequently several analysts revised price forecasts higher.

Investment

Despite the gold price rally, the investment market has shown an increase of about 30% year-on-year. The 10 major ETFs continued to grow during the quarter and stood at more than 66Moz at quarter end. The surge in the value of global ETF holdings is notable, with a 40% increase in value year to date, representing some $87bn, of which about $60bn is in the US alone. The COMEX reflected a net long position of 32Moz and strong coin demand in the US continues to cause supply shortages. China has shown further positive growth in investment demand and leading bullion houses reported a steady uptick in gold bar sales. In India, bar and coin demand remained firm and gold imports reflected the recovery of the Indian gold market, with imports for July and August almost doubling to 157 tonnes from the 88 tonnes recorded for the same period last year. The Middle East experienced another flat quarter but there is increasing interest in bullion from high net worth individuals seeking to exploit price volatility or maintain the value of their savings.

Official sector

The first year of the third Central Bank Accord expired at the end of September, with 94 tonnes sold representing the lowest sales yet. Although International Monetary Fund sales are included under this arrangement, sales remain significantly below the 400 tonne quota. Much of the IMF sales have been absorbed by central banks themselves, with Bangladesh's acquisition of 10 tonnes the latest sovereign to purchase directly from the IMF.

Jewellery

The Indian jewellery industry also continued to show strong signs of recovery, with jewellery sales at the end of August at 526 tonnes, compared to jewellery sales for the whole of 2009 amounting to 559 tonnes. The strong Rupee is softening the impact of the higher dollar gold price, with robust sales expected over the Diwali festival. A good monsoon season will have put more money in the hands of the rural market over high demand season. In China, gold jewellery retail demand grew between 6% and 8% year on year. August and September remain peak buying times, with festivals such as Teacher's day, Moon Festival and National day spurring gold sales. Manufacturers using 18 carat (K-Gold) gold reported orders increasing by 12-20%, while 24 carat manufacturers saw gains of 8-10% year-on-year. In the Middle East, third-quarter jewellery demand got off to a good start with the wedding season in July stimulating sales, which were further bolstered by purchases from expatriates returning home with gold as gifts. However, the advent of Ramadan in August slowed consumption. In the US market, the high gold price and weak dollar took a further toll on the already frail jewellery market and demand was flat compared with the previous quarter.

Hedge position

As at 30 September 2010, AngloGold Ashanti had the following total outstanding commitments against future production. The total ounces committed on this date was 1.37Moz or 43t (as at 30 June 2010: 3.22Moz or 100t) and the total net delta tonnage of the hedge on this date was 1.33Moz or 41t (at 30 June 2010: 3.06Moz or 95t).

The marked-to-market value of all hedge transactions making up the hedge positions in the table below was a negative $0.98bn (negative R6.80bn) as at 30 September 2010 (at 30 June 2010: negative $2.41bn – negative R18.40bn). The value was based on a gold price of $1,309.85/oz, exchange rates of R6.96/$ and A$/$0.9666 and the prevailing market interest rates and volatilities at the time.

All hedge positions were eliminated by 7 October, 2010.

The following table indicates the group's **commodity hedge position** at 30 September 2010:

Year		2010	2011	2012	2013	2014	2015	Total
US DOLLAR/GOLD								
Forward contracts	Amount (oz)	589,307	*(37,500)	*(25,000)				526,807
	US$/oz	$554	*$534	*$641				$551
Put options sold	Amount (oz)	213,965	148,000	85,500	60,500	60,500		568,465
	US$/oz	$1,129	$623	$538	$440	$450		$763
Call options sold	Amount (oz)			323,725	237,180	255,680	29,000	845,585
	US$/oz			$645	$591	$620	$670	$623
RAND/GOLD								
Put options sold	Amount (oz)	10,000						10,000
	ZAR/oz	R7,550						R7,550
** Total net gold:	Delta (oz)	(584,387)	37,727	(284,449)	(229,676)	(241,695)	(26,954)	(1,329,434)
	Committed (oz)	(589,307)	37,500	(298,725)	(237,180)	(255,680)	(29,000)	(1,372,392)

*   Represents a net long gold position and net short US Dollars and Rands resulting from both forward sales and purchases for the period.

**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes options formula with the ruling market prices, interest rates and volatilities as at 30 September 2010.

Fair value of derivative analysis by accounting designation at 30 September 2010:

Figures in millions	Non-hedge accounted Total US Dollar
Commodity option contracts	(586)
Forward sale commodity contracts	(400)
Total hedging contracts	**(986)**
Embedded derivatives	(1)
Warrants on shares	1
Option component of convertible bond	(135)
Total derivatives	**(1,121)**
Credit risk adjustment	**(30)**
Total derivatives - before credit risk adjustment	**(1,151)**

Rounding of figures may result in computational discrepancies.

Group **income statement**

SA Rand million	Notes	Quarter ended September 2010 Unaudited	Quarter ended June 2010 Unaudited	Quarter ended September 2009 Unaudited	Nine months ended September 2010 Unaudited	Nine months ended September 2009 Unaudited
Revenue	2	**10,668**	9,918	8,806	29,040	22,447
Gold income		**10,372**	9,625	8,512	28,220	21,511
Cost of sales	3	**(6,659)**	(6,099)	(6,168)	(18,819)	(17,001)
Loss on non-hedge derivatives and other commodity contracts	4	**(1,041)**	(3,625)	(11,216)	(4,607)	(9,228)
Gross profit (loss)		**2,672**	(99)	(8,872)	4,794	(4,718)
Corporate administration and other expenses		**(350)**	(371)	(264)	(1,003)	(916)
Market development costs		**(26)**	(21)	(24)	(67)	(77)
Exploration costs		**(440)**	(391)	(311)	(1,108)	(776)
Other operating expenses	5	**(50)**	(15)	(36)	(122)	(137)
Special items	6	**(424)**	(89)	(231)	(686)	448
Operating profit (loss)		**1,382**	(986)	(9,738)	1,808	(6,176)
Interest received		**58**	70	121	192	311
Exchange (loss) gain		**(113)**	(1)	25	(75)	326
Fair value adjustment on option component of convertible bond		**(166)**	129	(60)	319	(183)
Finance costs and unwinding of obligations	7	**(285)**	(323)	(305)	(846)	(879)
Fair value loss on mandatory convertible bond		**(160)**	-	-	(160)	-
Share of equity accounted investments' profit		**151**	89	175	403	558
Profit (loss) before taxation		**867**	(1,022)	(9,782)	1,641	(6,043)
Taxation	8	**(318)**	(264)	1,650	(1,140)	351
Profit (loss) for the period		**549**	(1,286)	(8,132)	501	(5,692)
Allocated as follows:						
Equity shareholders		**443**	(1,360)	(8,245)	233	(5,940)
Non-controlling interests		**106**	74	113	268	248
		549	(1,286)	(8,132)	501	(5,692)
Basic profit (loss) per ordinary share (cents) [1]		**120**	(371)	(2,286)	63	(1,653)
Diluted profit (loss) per ordinary share (cents) [2]		**120**	(371)	(2,286)	63	(1,653)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

Group **income statement**

US Dollar million	Notes	Quarter ended September 2010 Unaudited	Quarter ended June 2010 Unaudited	Quarter ended September 2009 Unaudited	Nine months ended September 2010 Unaudited	Nine months ended September 2009 Unaudited
Revenue	2	**1,461**	1,314	1,140	3,901	2,642
Gold income		**1,420**	1,275	1,101	3,791	2,533
Cost of sales	3	**(911)**	(810)	(796)	(2,529)	(1,981)
Loss on non-hedge derivatives and other commodity contracts	4	**(152)**	(486)	(1,421)	(625)	(1,170)
Gross profit (loss)		**357**	(21)	(1,116)	637	(618)
Corporate administration and other expenses		**(48)**	(49)	(34)	(135)	(105)
Market development costs		**(4)**	(2)	(3)	(9)	(9)
Exploration costs		**(60)**	(52)	(40)	(149)	(91)
Other operating expenses	5	**(7)**	(2)	(5)	(16)	(16)
Special items	6	**(60)**	(12)	(31)	(95)	55
Operating profit (loss)		**178**	(138)	(1,229)	233	(784)
Interest received		**8**	9	16	26	36
Exchange (loss) gain		**(16)**	-	3	(11)	40
Fair value adjustment on option component of convertible bond		**(24)**	17	(9)	40	(24)
Finance costs and unwinding of obligations	7	**(39)**	(43)	(39)	(114)	(103)
Fair value loss on mandatory convertible bond		**(22)**	-	-	(22)	-
Share of equity accounted investments' profit		**21**	11	22	54	64
Profit (loss) before taxation		**106**	(144)	(1,236)	206	(771)
Taxation	8	**(41)**	(33)	209	(149)	57
Profit (loss) for the period		**65**	(177)	(1,027)	57	(714)
Allocated as follows:						
Equity shareholders		**51**	(187)	(1,042)	20	(743)
Non-controlling interests		**14**	10	15	37	29
		65	(177)	(1,027)	57	(714)
Basic profit (loss) per ordinary share (cents) [1]		**14**	(51)	(289)	5	(207)
Diluted profit (loss) per ordinary share (cents) [2]		**14**	(51)	(289)	5	(207)

[1] Calculated on the basic weighted average number of ordinary shares.

[2] Calculated on the diluted weighted average number of ordinary shares.

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

SA Rand million	Quarter ended September 2010 Unaudited	Quarter ended June 2010 Unaudited	Quarter ended September 2009 Unaudited	Nine months ended September 2010 Unaudited	Nine months ended September 2009 Unaudited
Profit (loss) for the period	**549**	(1,286)	(8,132)	501	(5,692)
Exchange differences on translation of foreign operations	**(1,100)**	373	325	(1,007)	(2,027)
Share of equity accounted investments' other comprehensive expense (income)	**2**	(4)	-	(2)	-
Net gain (loss) on cash flow hedges	**-**	1	(142)	-	8
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	-	122	279	974
Hedge (effectiveness) ineffectiveness on cash flow hedges	**-**	-	(18)	-	25
Realised gain (loss) on hedges of capital items	**-**	1	(35)	2	(14)
Deferred taxation thereon	**(1)**	-	17	(99)	(250)
	(1)	2	(56)	182	743
Net gain on available for sale financial assets	**43**	144	100	142	136
Release on disposal of available for sale financial assets	**-**	(41)	-	(41)	-
Deferred taxation thereon	**-**	12	(4)	13	(8)
	43	115	96	114	128
Other comprehensive (expense) income for the period net of tax	**(1,056)**	486	365	(713)	(1,156)
Total comprehensive expense for the period net of tax	**(507)**	(800)	(7,767)	(212)	(6,848)
Allocated as follows:					
Equity shareholders	**(613)**	(874)	(7,880)	(480)	(7,106)
Non-controlling interests	**106**	74	113	268	258
	(507)	(800)	(7,767)	(212)	(6,848)

Rounding of figures may result in computational discrepancies.

Group **statement of comprehensive income**

US Dollar million	Quarter ended September 2010 Unaudited	Quarter ended June 2010 Unaudited	Quarter ended September 2009 Unaudited	Nine months ended September 2010 Unaudited	Nine months ended September 2009 Unaudited
Profit (loss) for the period	**65**	(177)	(1,027)	57	(714)
Exchange differences on translation of foreign operations	**151**	(83)	74	90	362
Share of equity accounted investments' other comprehensive expense (income)	**1**	(1)	-	-	-
Net (loss) gain on cash flow hedges	**-**	-	(15)	-	1
Net loss on cash flow hedges removed from equity and reported in gold income	**-**	-	19	38	112
Hedge (effectiveness) ineffectiveness on cash flow hedges	**-**	-	(2)	-	3
Realised loss on hedges of capital items	**-**	-	(4)	-	(2)
Deferred taxation thereon	**-**	-	1	(13)	(32)
	-	-	(1)	25	82
Net gain on available for sale financial assets	**5**	20	12	19	16
Release on disposal of available for sale financial assets	**-**	(6)	-	(6)	-
Deferred taxation thereon	**-**	2	(1)	2	(1)
	5	16	11	15	15
Other comprehensive income (expense) for the period net of tax	**157**	(68)	84	130	459
Total comprehensive income (expense) for the period net of tax	**222**	(245)	(943)	187	(255)
Allocated as follows:					
Equity shareholders	**206**	(255)	(958)	150	(285)
Non-controlling interests	**16**	10	15	37	30
	222	(245)	(943)	187	(255)

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

SA Rand million	Note	As at September 2010 Unaudited	As at June 2010 Unaudited	As at December 2009 Audited	As at September 2009 Unaudited
ASSETS					
Non-current assets					
Tangible assets		**41,489**	43,625	43,263	37,416
Intangible assets		**1,296**	1,272	1,316	1,315
Investments in associates and equity accounted joint ventures		**4,329**	4,559	4,758	1,890
Other investments		**1,627**	1,512	1,302	961
Inventories		**2,268**	2,422	2,508	2,550
Trade and other receivables		**994**	1,022	788	766
Derivatives		**8**	19	40	-
Deferred taxation		**88**	28	451	487
Cash restricted for use		**214**	345	394	380
Other non-current assets		**92**	102	63	30
		52,405	54,906	54,883	45,795
Current assets					
Inventories		**5,860**	6,061	5,102	4,997
Trade and other receivables		**1,588**	1,595	1,419	3,586
Derivatives		**453**	1,148	2,450	2,900
Current portion of other non-current assets		**2**	2	3	2
Cash restricted for use		**84**	106	87	121
Cash and cash equivalents		**9,313**	6,607	8,176	8,328
		17,300	15,519	17,237	19,934
Non-current assets held for sale		**114**	653	650	642
		17,414	16,172	17,887	20,576
TOTAL ASSETS		**69,819**	71,078	72,770	66,371
EQUITY AND LIABILITIES					
Share capital and premium	11	**45,598**	40,057	39,834	39,759
Retained earnings and other reserves		**(19,159)**	(18,414)	(18,276)	(21,601)
Non-controlling interests		**916**	939	966	848
Total equity		**27,355**	22,582	22,524	19,006
Non-current liabilities					
Borrowings		**17,363**	12,556	4,862	12,512
Environmental rehabilitation and other provisions		**3,332**	3,459	3,351	3,530
Provision for pension and post-retirement benefits		**1,187**	1,189	1,179	1,280
Trade, other payables and deferred income		**119**	150	108	107
Derivatives		**947**	852	1,310	1,249
Deferred taxation		**5,776**	5,200	5,599	4,272
		28,724	23,406	16,409	22,950
Current liabilities					
Current portion of borrowings		**1,864**	185	9,493	1,867
Trade, other payables and deferred income		**4,061**	4,065	4,332	4,449
Derivatives		**7,316**	19,646	18,770	16,954
Taxation		**499**	1,134	1,186	1,079
		13,740	25,030	33,781	24,349
Non-current liabilities held for sale		**-**	60	56	66
		13,740	25,090	33,837	24,415
Total liabilities		**42,464**	48,496	50,246	47,365
TOTAL EQUITY AND LIABILITIES		**69,819**	71,078	72,770	66,371
Net asset value - cents per share		**7,127**	6,174	6,153	5,195

Rounding of figures may result in computational discrepancies.

Group **statement of financial position**

US Dollar million	Note	As at September 2010 Unaudited	As at June 2010 Unaudited	As at December 2009 Audited	As at September 2009 Unaudited
ASSETS					
Non-current assets					
Tangible assets		**5,961**	5,718	5,819	4,980
Intangible assets		**186**	167	177	175
Investments in associates and equity accounted joint ventures		**622**	598	640	252
Other investments		**234**	198	175	128
Inventories		**326**	317	337	339
Trade and other receivables		**143**	134	106	102
Derivatives		**1**	2	5	-
Deferred taxation		**13**	4	61	65
Cash restricted for use		**31**	45	53	51
Other non-current assets		**13**	13	8	4
		7,530	7,196	7,381	6,096
Current assets					
Inventories		**842**	794	686	665
Trade and other receivables		**228**	209	191	477
Derivatives		**65**	150	330	386
Current portion of other non-current assets		**-**	-	-	-
Cash restricted for use		**12**	14	12	16
Cash and cash equivalents		**1,338**	866	1,100	1,108
		2,485	2,033	2,319	2,652
Non-current assets held for sale		**17**	86	87	85
		2,502	2,119	2,406	2,737
TOTAL ASSETS		**10,032**	9,315	9,787	8,833
EQUITY AND LIABILITIES					
Share capital and premium	11	**6,615**	5,834	5,805	5,794
Retained earnings and other reserves		**(2,817)**	(2,998)	(2,905)	(3,378)
Non-controlling interests		**132**	123	130	113
Total equity		**3,930**	2,959	3,030	2,529
Non-current liabilities					
Borrowings		**2,495**	1,646	654	1,665
Environmental rehabilitation and other provisions		**479**	453	451	470
Provision for pension and post-retirement benefits		**170**	156	159	170
Trade, other payables and deferred income		**17**	20	14	14
Derivatives		**136**	112	176	166
Deferred taxation		**830**	681	753	569
		4,127	3,068	2,207	3,054
Current liabilities					
Current portion of borrowings		**268**	24	1,277	249
Trade, other payables and deferred income		**584**	533	582	592
Derivatives		**1,051**	2,575	2,525	2,256
Taxation		**72**	148	159	144
		1,975	3,280	4,543	3,241
Non-current liabilities held for sale		**-**	8	7	9
		1,975	3,288	4,550	3,250
Total liabilities		**6,102**	6,356	6,757	6,304
TOTAL EQUITY AND LIABILITIES		**10,032**	9,315	9,787	8,833
Net asset value - cents per share		**1,024**	809	828	691

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

SA Rand million	Quarter ended September 2010 Unaudited	Quarter ended June 2010 Unaudited	Quarter ended September 2009 Unaudited	Nine months ended September 2010 Unaudited	Nine months ended September 2009 Unaudited
Cash flows from operating activities					
Receipts from customers	**10,566**	10,030	8,545	28,762	21,877
Payments to suppliers and employees	**(7,105)**	(6,992)	(6,147)	(20,737)	(15,008)
Cash generated from operations	**3,461**	3,038	2,398	8,025	6,869
Dividends received from equity accounted investments	**116**	488	21	721	615
Taxation paid	**(339)**	(563)	(234)	(1,219)	(998)
Cash utilised for hedge buy-back costs	**(11,021)**	-	(6,315)	(11,021)	(6,315)
Net cash (outflow) inflow from operating activities	**(7,783)**	2,963	(4,130)	(3,494)	171
Cash flows from investing activities					
Capital expenditure	**(1,771)**	(1,600)	(1,836)	(4,638)	(6,413)
Proceeds from disposal of tangible assets	**468**	4	43	488	7,216
Other investments acquired	**(432)**	(127)	(328)	(680)	(521)
Acquisition of associates and equity accounted joint ventures	**(48)**	(99)	-	(219)	(9)
Proceeds on disposal of associate	**-**	-	-	4	-
Loans advanced to associates and equity accounted joint ventures	**-**	(6)	-	(22)	-
Loans repaid from associates and equity accounted joint ventures	**-**	-	-	-	3
Proceeds from disposal of investments	**280**	127	258	461	484
Decrease (increase) in cash restricted for use	**142**	36	(16)	174	(110)
Interest received	**57**	56	129	173	316
Loans advanced	**4**	(1)	-	(33)	(1)
Repayment of loans advanced	**-**	-	1	1	2
Net cash (outflow) inflow from investing activities	**(1,300)**	(1,610)	(1,749)	(4,291)	967
Cash flows from financing activities					
Proceeds from issue of share capital	**5,596**	26	2,215	5,625	2,345
Share issue expenses	**(113)**	-	(34)	(113)	(45)
Proceeds from borrowings	**7,139**	7,383	6,709	14,786	24,739
Repayment of borrowings	**(21)**	(7,263)	(12,957)	(9,926)	(24,095)
Finance costs paid	**(46)**	(301)	(110)	(422)	(766)
Mandatory convertible bond transaction costs	**(155)**	-	-	(155)	-
Dividends paid	**(264)**	(182)	(253)	(707)	(431)
Net cash inflow (outflow) from financing activities	**12,136**	(337)	(4,430)	9,088	1,747
Net increase (decrease) in cash and cash equivalents	**3,053**	1,016	(10,309)	1,303	2,885
Translation	**(347)**	245	869	(166)	5
Cash and cash equivalents at beginning of period	**6,607**	5,346	17,768	8,176	5,438
Cash and cash equivalents at end of period	**9,313**	6,607	8,328	9,313	8,328
Cash generated from operations					
Profit (loss) before taxation	**867**	(1,022)	(9,782)	1,641	(6,043)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**241**	2,878	11,041	2,448	12,136
Amortisation of tangible assets	**1,240**	1,173	1,107	3,680	3,463
Finance costs and unwinding of obligations	**285**	323	305	846	879
Environmental, rehabilitation and other expenditure	**53**	(18)	33	66	22
Special items	**542**	86	231	796	(441)
Amortisation of intangible assets	**4**	4	4	11	14
Deferred stripping	**237**	324	(96)	765	(671)
Fair value adjustment on option component of convertible bond	**166**	(129)	60	(319)	183
Fair value loss on mandatory convertible bond	**160**	-	-	160	-
Interest received	**(58)**	(70)	(121)	(192)	(311)
Share of equity accounted investments' profit	**(151)**	(89)	(175)	(403)	(558)
Other non-cash movements	**88**	9	23	118	(179)
Movements in working capital	**(213)**	(431)	(232)	(1,592)	(1,625)
	3,461	3,038	2,398	8,025	6,869
Movements in working capital					
Decrease (increase) in inventories	**306**	(775)	104	(565)	817
Increase in trade and other receivables	**(80)**	(199)	(125)	(582)	(332)
(Decrease) increase in trade and other payables	**(439)**	543	(211)	(445)	(2,110)
	(213)	(431)	(232)	(1,592)	(1,625)

Rounding of figures may result in computational discrepancies.

Group **statement of cash flows**

US Dollar million	Quarter ended September 2010 Unaudited	Quarter ended June 2010 Unaudited	Quarter ended September 2009 Unaudited	Nine months ended September 2010 Unaudited	Nine months ended September 2009 Unaudited
Cash flows from operating activities					
Receipts from customers	**1,441**	1,332	1,104	3,859	2,561
Payments to suppliers and employees	**(995)**	(934)	(741)	(2,809)	(1,694)
Cash generated from operations	**446**	398	363	1,050	867
Dividends received from equity accounted investments	**25**	63	5	104	82
Taxation paid	**(47)**	(75)	(32)	(164)	(115)
Cash utilised for hedge buy-back costs	**(1,550)**	-	(797)	(1,550)	(797)
Net cash (outflow) inflow from operating activities	**(1,126)**	386	(461)	(560)	37
Cash flows from investing activities					
Capital expenditure	**(242)**	(212)	(239)	(623)	(737)
Proceeds from disposal of tangible assets	**64**	1	5	67	900
Other investments acquired	**(58)**	(17)	(39)	(91)	(60)
Acquisition of associates and equity accounted joint ventures	**(6)**	(13)	-	(29)	(1)
Proceeds on disposal of associate	**-**	-	-	-	-
Loans advanced to associates and equity accounted joint ventures	**-**	(1)	-	(3)	-
Loans repaid from associates and equity accounted joint ventures	**-**	-	-	-	-
Proceeds from disposal of investments	**38**	17	31	62	56
Decrease (increase) in cash restricted for use	**19**	5	(2)	23	(11)
Interest received	**8**	7	17	23	37
Loans advanced	**-**	-	-	(4)	-
Repayment of loans advanced	**-**	-	-	-	-
Net cash (outflow) inflow from investing activities	**(177)**	(213)	(227)	(575)	184
Cash flows from financing activities					
Proceeds from issue of share capital	**790**	3	287	793	301
Share issue expenses	**(16)**	-	(5)	(16)	(6)
Proceeds from borrowings	**1,011**	995	784	2,040	2,745
Repayment of borrowings	**(3)**	(963)	(1,573)	(1,318)	(2,708)
Finance costs paid	**(8)**	(40)	(16)	(57)	(88)
Mandatory convertible bond transaction costs	**(22)**	-	-	(22)	-
Dividends paid	**(37)**	(24)	(32)	(96)	(50)
Net cash inflow (outflow) from financing activities	**1,715**	(29)	(555)	1,324	194
Net increase (decrease) in cash and cash equivalents	**412**	144	(1,243)	189	415
Translation	**60**	(11)	46	49	118
Cash and cash equivalents at beginning of period	**866**	733	2,305	1,100	575
Cash and cash equivalents at end of period	**1,338**	866	1,108	1,338	1,108
Cash generated from operations					
Profit (loss) before taxation	**106**	(144)	(1,236)	206	(771)
Adjusted for:					
Movement on non-hedge derivatives and other commodity contracts	**43**	387	1,398	336	1,481
Amortisation of tangible assets	**170**	156	143	494	400
Finance costs and unwinding of obligations	**39**	43	39	114	103
Environmental, rehabilitation and other expenditure	**8**	(2)	5	9	3
Special items	**76**	11	31	110	(54)
Amortisation of intangible assets	**-**	-	1	1	2
Deferred stripping	**32**	43	(13)	103	(75)
Fair value adjustment on option component of convertible bond	**24**	(17)	9	(40)	24
Fair value loss on mandatory convertible bond	**22**	-	-	22	-
Interest received	**(8)**	(9)	(16)	(26)	(36)
Share of equity accounted investments' profit	**(21)**	(11)	(22)	(54)	(64)
Other non-cash movements	**13**	1	3	17	(24)
Movements in working capital	**(58)**	(60)	21	(242)	(122)
	446	398	363	1,050	867
Movements in working capital					
Increase in inventories	**(63)**	(55)	(12)	(151)	(120)
Increase in trade and other receivables	**(34)**	(17)	(25)	(95)	(100)
Increase in trade and other payables	**39**	12	58	4	98
	(58)	(60)	21	(242)	(122)

Rounding of figures may result in computational discrepancies.

Group **statement of changes in equity**

SA Rand million	Share capital & premium	Other capital reserves	Retained earnings	Cash flow hedge reserve	Available for sale reserve	Actuarial (losses) gains	Foreign currency translation reserve	Total	Non-controlling interests	Total equity
Balance at December 2008	37,336	799	(22,765)	(1,008)	(18)	(347)	8,959	22,956	790	23,746
(Loss) profit for the period			(5,940)					(5,940)	248	(5,692)
Comprehensive income (expense)				733	128		(2,027)	(1,166)	10	(1,156)
Total comprehensive (expense) income	-	-	(5,940)	733	128	-	(2,027)	(7,106)	258	(6,848)
Shares issued	2,423							2,423		2,423
Share-based payment for share awards		120						120		120
Dividends paid			(392)					(392)		(392)
Dividends of subsidiaries								-	(43)	(43)
Translation		(23)	138	43	(3)	2		157	(157)	-
Balance at September 2009	39,759	896	(28,959)	(232)	107	(345)	6,932	18,158	848	19,006
Balance at December 2009	**39,834**	**1,194**	**(25,739)**	**(174)**	**414**	**(285)**	**6,314**	**21,558**	**966**	**22,524**
Profit for the period			233					233	268	501
Comprehensive (expense) income		(2)		182	114		(1,007)	(713)		(713)
Total comprehensive (expense) income	-	(2)	233	182	114	-	(1,007)	(480)	268	(212)
Shares issued	5,764							5,764		5,764
Share-based payment for share awards		45						45		45
Dividends paid			(492)					(492)		(492)
Dividends of subsidiaries								-	(274)	(274)
Transfers to other reserves		25		(25)				-		-
Translation		(15)	89	1	(31)			44	(44)	-
Balance at September 2010	**45,598**	**1,247**	**(25,909)**	**(16)**	**497**	**(285)**	**5,307**	**26,439**	**916**	**27,355**
US Dollar million										
Balance at December 2008	5,485	85	(2,361)	(107)	(2)	(37)	(635)	2,428	83	2,511
(Loss) profit for the period			(743)					(743)	29	(714)
Comprehensive income				81	15		362	458	1	459
Total comprehensive (expense) income	-	-	(743)	81	15	-	362	(285)	30	(255)
Shares issued	309							309		309
Share-based payment for share awards		14						14		14
Dividends paid			(45)					(45)		(45)
Dividends of subsidiaries								-	(5)	(5)
Translation		20	(12)	(5)	1	(9)		(5)	5	-
Balance at September 2009	5,794	119	(3,161)	(31)	14	(46)	(273)	2,416	113	2,529
Balance at December 2009	**5,805**	**161**	**(2,744)**	**(23)**	**56**	**(38)**	**(317)**	**2,900**	**130**	**3,030**
Profit for the period			20					20	37	57
Comprehensive income				25	15		90	130		130
Total comprehensive income	-	-	20	25	15	-	90	150	37	187
Shares issued	811							811		811
Share-based payment for share awards		6						6		6
Dividends paid			(67)					(67)		(67)
Dividends of subsidiaries								-	(37)	(37)
Transfers to other reserves		3		(3)				-		-
Translation		9	(7)	(1)		(3)		(2)	2	-
Balance at September 2010	**6,615**	**179**	**(2,798)**	**(2)**	**71**	**(41)**	**(227)**	**3,798**	**132**	**3,930**

Rounding of figures may result in computational discrepancies.

Segmental reporting

for the quarter and nine months ended 30 September 2010

AngloGold Ashanti implemented IFRS 8 "Operating Segments" with effect from 1 January 2009. AngloGold Ashanti's operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management team, collectively identified as the Chief Operating Decision Maker ("CODM"). As a result of changes in the management structure and reporting from 1 January 2010, the CODM has changed its reportable segments. Individual members of the Executive Management team are responsible for geographic regions of the business. Comparative information has been presented on a consistent basis. Navachab which was previously included in Southern Africa now forms part of Continental Africa and North and South America has been combined into Americas. Southern Africa has been renamed to South Africa.

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gold income										
South Africa	**4,633**	3,842	3,970	11,558	10,156	**634**	509	516	1,553	1,201
Continental Africa	**3,490**	3,378	2,822	9,950	7,802	**478**	448	362	1,336	911
Australasia	**711**	847	449	2,403	971	**98**	113	58	323	108
Americas	**2,082**	2,168	1,872	6,129	4,729	**285**	287	243	822	560
	10,916	10,235	9,112	30,039	23,659	1,495	1,356	1,178	4,035	2,780
Equity accounted investments included above	(544)	(610)	(600)	(1,819)	(2,148)	(75)	(81)	(77)	(244)	(247)
	10,372	9,625	8,512	28,220	21,511	1,420	1,275	1,101	3,791	2,533

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Gross profit (loss)										
South Africa	**2,742**	(14)	(4,990)	3,525	(2,020)	**375**	(4)	(628)	479	(287)
Continental Africa	**(573)**	(433)	(1,707)	(192)	(902)	**(86)**	(61)	(215)	(36)	(106)
Australasia	**(992)**	76	(1,164)	(940)	(1,356)	**(139)**	10	(147)	(132)	(172)
Americas	**1,636**	436	(756)	2,981	391	**226**	56	(93)	403	43
Corporate and other	**28**	89	15	158	156	**4**	11	2	21	18
	2,841	154	(8,601)	5,532	(3,730)	380	13	(1,081)	736	(504)
Equity accounted investments included above	(168)	(253)	(271)	(738)	(989)	(23)	(34)	(35)	(99)	(113)
	2,672	(99)	(8,872)	4,794	(4,718)	357	(21)	(1,116)	637	(618)

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Adjusted gross profit excluding hedge buy-back costs										
South Africa	**1,374**	1,168	881	2,929	3,676	**189**	154	115	394	420
Continental Africa	**795**	768	660	2,343	1,936	**109**	102	85	315	227
Australasia	**(38)**	1	85	(62)	415	**(5)**	-	11	(8)	49
Americas	**979**	950	834	2,700	2,285	**134**	126	108	362	270
Corporate and other	**28**	88	15	158	156	**4**	11	2	21	19
	3,137	2,975	2,476	8,067	8,468	431	393	321	1,084	985
Equity accounted investments included above	(168)	(253)	(271)	(738)	(989)	(23)	(34)	(35)	(99)	(113)
	2,969	2,723	2,205	7,329	7,480	408	359	287	986	871

Rounding of figures may result in computational discrepancies.

Segmental reporting (continued)

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	kg					oz (000)				
Gold production [1]										
South Africa	**14,859**	13,919	14,504	40,726	42,491	**478**	447	466	1,309	1,366
Continental Africa	**11,600**	11,525	12,664	34,768	36,297	**373**	371	407	1,118	1,167
Australasia	**2,894**	2,692	3,176	9,138	9,145	**93**	87	102	294	294
Americas	**6,776**	6,876	6,580	20,082	18,349	**218**	221	211	646	590
	36,129	35,011	36,925	104,714	106,282	**1,162**	1,126	1,187	3,367	3,417

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Capital expenditure										
South Africa	**731**	746	865	2,087	2,297	**100**	99	108	280	264
Continental Africa	**439**	377	370	1,022	1,144	**60**	50	48	137	131
Australasia	**72**	81	61	219	1,539	**10**	11	8	29	169
Americas	**604**	491	520	1,488	1,420	**82**	65	65	200	164
Corporate and other	**9**	8	26	25	51	**1**	1	3	3	6
	1,855	1,703	1,842	4,841	6,451	**253**	226	232	650	734
Equity accounted investments included above	**(84)**	(102)	(5)	(203)	(37)	**(11)**	(14)	(1)	(27)	(4)
	1,771	1,600	1,836	4,638	6,413	**242**	212	231	623	729

	As at Sep 2010	As at Jun 2010	As at Dec 2009	As at Sep 2009	As at Sep 2010	As at Jun 2010	As at Dec 2009	As at Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
Total assets								
South Africa	**16,394**	17,080	17,061	17,206	**2,356**	2,238	2,295	2,290
Continental Africa	**26,896**	29,671	29,401	21,188	**3,864**	3,889	3,954	2,820
Australasia	**3,466**	3,374	4,494	6,728	**498**	442	604	895
Americas	**13,918**	14,939	14,642	14,063	**2,000**	1,958	1,969	1,872
Corporate and other	**9,667**	6,565	7,740	7,688	**1,389**	860	1,042	1,024
	70,341	71,629	73,337	66,873	**10,107**	9,388	9,864	8,900
Equity accounted investments included above	**(522)**	(551)	(567)	(502)	**(75)**	(72)	(77)	(67)
	69,819	71,078	72,770	66,371	**10,032**	9,315	9,787	8,833

[1] Gold production includes equity accounted investments.

Rounding of figures may result in computational discrepancies.

Notes

for the quarter and nine months ended 30 September 2010

1. Basis of preparation

The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2009 and revised International Financial Reporting Standards (IFRS) which are effective 1 January 2010, where applicable. Effective 1 January 2010 the Chief Operating Decision Maker changed the reportable segments. Details are included in Segmental reporting.

The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2010.

2. Revenue

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
	Sep 2010 Unaudited	Jun 2010 Unaudited	Sep 2009 Unaudited	Sep 2010 Unaudited	Sep 2009 Unaudited	Sep 2010 Unaudited	Jun 2010 Unaudited	Sep 2009 Unaudited	Sep 2010 Unaudited	Sep 2009 Unaudited
	SA Rand million					US Dollar million				
Gold income	**10,372**	9,625	8,512	28,220	21,511	**1,420**	1,275	1,101	3,791	2,533
By-products (note 3)	**224**	223	173	614	625	**31**	29	23	83	73
Royalties received	**15**	-	-	15	-	**2**	-	-	2	-
Interest received	**58**	70	121	192	311	**8**	9	16	26	36
	10,668	9,918	8,806	29,040	22,447	**1,461**	1,314	1,140	3,901	2,642

3. Cost of sales

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
	Sep 2010 Unaudited	Jun 2010 Unaudited	Sep 2009 Unaudited	Sep 2010 Unaudited	Sep 2009 Unaudited	Sep 2010 Unaudited	Jun 2010 Unaudited	Sep 2009 Unaudited	Sep 2010 Unaudited	Sep 2009 Unaudited
	SA Rand million					US Dollar million				
Cash operating costs	**(5,220)**	(4,969)	(4,793)	(14,964)	(13,903)	**(715)**	(659)	(618)	(2,011)	(1,615)
Insurance reimbursement	**37**	85	-	123	-	**5**	11	-	16	-
By-products revenue (note 2)	**224**	223	173	614	625	**31**	29	23	83	73
	(4,959)	(4,661)	(4,620)	(14,227)	(13,278)	**(679)**	(619)	(595)	(1,912)	(1,542)
Royalties	**(282)**	(246)	(190)	(717)	(519)	**(39)**	(32)	(24)	(96)	(60)
Other cash costs	**(43)**	(48)	(32)	(128)	(92)	**(6)**	(7)	(5)	(18)	(11)
Total cash costs	**(5,284)**	(4,955)	(4,842)	(15,072)	(13,888)	**(724)**	(658)	(624)	(2,026)	(1,613)
Retrenchment costs	**(23)**	(26)	(17)	(102)	(71)	**(3)**	(4)	(2)	(14)	(8)
Rehabilitation and other non-cash costs	**(106)**	(36)	(96)	(228)	(187)	**(15)**	(5)	(12)	(31)	(22)
Production costs	**(5,414)**	(5,017)	(4,955)	(15,401)	(14,147)	**(741)**	(666)	(638)	(2,070)	(1,643)
Amortisation of tangible assets	**(1,240)**	(1,173)	(1,107)	(3,680)	(3,463)	**(170)**	(156)	(143)	(494)	(400)
Amortisation of intangible assets	**(4)**	(4)	(4)	(11)	(14)	**-**	-	(1)	(1)	(2)
Total production costs	**(6,658)**	(6,193)	(6,066)	(19,093)	(17,624)	**(912)**	(822)	(781)	(2,566)	(2,045)
Inventory change	**(1)**	94	(102)	274	622	**1**	13	(14)	38	65
	(6,659)	(6,099)	(6,168)	(18,819)	(17,001)	**(911)**	(810)	(796)	(2,529)	(1,981)

4. Loss on non-hedge derivatives and other commodity contracts

| | Quarter ended | | | Nine months ended | | Quarter ended | | | Nine months ended | |
	Sep 2010 Unaudited	Jun 2010 Unaudited	Sep 2009 Unaudited	Sep 2010 Unaudited	Sep 2009 Unaudited	Sep 2010 Unaudited	Jun 2010 Unaudited	Sep 2009 Unaudited	Sep 2010 Unaudited	Sep 2009 Unaudited
	SA Rand million					US Dollar million				
(Loss) gain on realised non-hedge derivatives	**(745)**	(803)	(139)	(2,072)	2,970	**(101)**	(107)	(19)	(277)	319
Loss on hedge buy-back costs	**(11,639)**	-	(6,315)	(11,639)	(6,315)	**(1,637)**	-	(797)	(1,637)	(797)
Gain (loss) on unrealised non-hedge derivatives	**11,343**	(2,822)	(4,762)	9,104	(5,883)	**1,586**	(380)	(606)	1,289	(692)
	(1,041)	(3,625)	(11,216)	(4,607)	(9,228)	**(152)**	(486)	(1,421)	(625)	(1,170)

Rounding of figures may result in computational discrepancies.

5. Other operating expenses

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Pension and medical defined benefit provisions	(24)	(24)	(24)	(72)	(73)	(3)	(3)	(3)	(10)	(9)
Claims filed by former employees in respect of loss of employment, work-related accident injuries and diseases, governmental fiscal claims and costs of old tailings operations	(26)	9	(11)	(50)	(62)	(4)	1	(2)	(6)	(7)
Miscellaneous	-	-	(1)	-	(2)	-	-	-	-	-
	(50)	(15)	(36)	(122)	(137)	(7)	(2)	(5)	(16)	(16)

6. Special items

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Indirect tax (expenses) reimbursement	-	(35)	11	(79)	21	-	(5)	1	(10)	3
Mandatory convertible bond issue discount, underwriting and professional fees	(401)	-	-	(401)	-	(56)	-	-	(56)	-
Net impairments of tangible assets (note 9)	(92)	(62)	(94)	(235)	(94)	(13)	(8)	(13)	(32)	(13)
Recovery (loss) on consignment stock	39	-	7	39	(109)	5	-	1	5	(14)
Impairment of debtors	(4)	(19)	-	(56)	(65)	(1)	(2)	-	(8)	(6)
Contract termination fee at Geita Gold Mine	-	(4)	-	(8)	-	-	-	-	(1)	-
Insurance claim recovery	93	10	-	103	7	14	1	-	15	1
Royalties received	15	-	-	15	-	2	-	-	2	-
Net (loss) profit on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 9)	(74)	(24)	(156)	(64)	689	(10)	(3)	(21)	(9)	84
Profit on disposal of investment (note 9)	-	45	-	-	-	-	6	-	-	-
	(424)	(89)	(231)	(686)	448	(60)	(12)	(31)	(95)	55

7. Finance costs and unwinding of obligations

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Finance costs	(189)	(245)	(214)	(575)	(656)	(26)	(33)	(27)	(78)	(77)
Unwinding obligation, accretion on convertible bond and other discounts	(96)	(78)	(92)	(271)	(223)	(13)	(10)	(12)	(36)	(26)
	(285)	(323)	(305)	(846)	(879)	(39)	(43)	(39)	(114)	(103)

8. Taxation

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
South African taxation										
Mining tax	84	(84)	14	-	(93)	13	(11)	2	2	(11)
Non-mining tax	71	(35)	77	(59)	(79)	10	(5)	10	(7)	(9)
Over (under) provision prior year	618	(12)	(12)	594	(40)	87	(2)	(2)	84	(5)
Deferred taxation:										
Temporary differences	1,311	(122)	(44)	1,297	(355)	184	(15)	(6)	183	(36)
Unrealised non-hedge derivatives and other commodity contracts	(2,152)	420	1,317	(1,892)	1,247	(301)	56	167	(267)	154
Change in estimated deferred tax rate	(7)	(22)	-	-	-	(1)	(3)	-	-	-
	(76)	146	1,353	(60)	680	(7)	21	171	(5)	93
Foreign taxation										
Normal taxation	(358)	(315)	(262)	(1,011)	(777)	(49)	(42)	(34)	(136)	(93)
Over (under) provision prior year	29	(60)	(27)	(29)	(41)	4	(8)	(4)	(4)	(5)
Deferred taxation:										
Temporary differences	87	(13)	393	(18)	190	12	(1)	51	(1)	25
Unrealised non-hedge derivatives and other commodity contracts	-	(23)	193	(23)	299	-	(3)	24	(3)	38
	(242)	(410)	297	(1,080)	(329)	(33)	(54)	38	(145)	(36)
	(318)	(264)	1,650	(1,140)	351	(41)	(33)	209	(149)	57

Rounding of figures may result in computational discrepancies.

9. Headline earnings (loss)

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
The profit (loss) attributable to equity shareholders has been adjusted by the following to arrive at headline earnings (loss):										
Profit (loss) attributable to equity shareholders	443	(1,360)	(8,245)	233	(5,940)	51	(187)	(1,042)	20	(743)
Net impairments of tangible assets (note 6)	92	62	94	235	94	13	8	13	32	13
Net loss (profit) on disposal and abandonment of land, mineral rights, tangible assets and exploration properties (note 6)	74	24	156	64	(689)	10	3	21	9	(84)
Insurance claim recovery for infrastructure	-	-	-	-	(7)	-	-	-	-	(1)
Profit on disposal of investment (note 6)	-	(45)	-	-	-	-	(6)	-	-	-
Net (reversal) impairment of investment in associates and joint ventures	(74)	15	(2)	(40)	3	(10)	2	-	(6)	-
Special items of associates	(7)	-	-	(7)	-	(1)	-	-	(1)	-
Taxation on items above - current portion	-	3	(48)	4	156	-	-	(6)	-	19
Taxation on items above - deferred portion	(51)	(14)	(22)	(87)	(54)	(7)	(2)	(3)	(12)	(7)
	476	(1,315)	(8,068)	402	(6,437)	55	(181)	(1,018)	43	(803)
Cents per share [1]										
Headline earnings (loss)	129	(359)	(2,237)	109	(1,791)	15	(49)	(282)	12	(223)

[1] Calculated on the basic weighted average number of ordinary shares.

10. Number of shares

	Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
Authorised number of shares:					
Ordinary shares of 25 SA cents each	600,000,000	600,000,000	600,000,000	600,000,000	600,000,000
E ordinary shares of 25 SA cents each	4,280,000	4,280,000	4,280,000	4,280,000	4,280,000
A redeemable preference shares of 50 SA cents each	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares of 1 SA cent each	5,000,000	5,000,000	5,000,000	5,000,000	5,000,000
Issued and fully paid number of shares:					
Ordinary shares in issue	380,966,077	362,752,860	362,003,085	380,966,077	362,003,085
E ordinary shares in issue	2,837,150	3,005,932	3,832,568	2,837,150	3,832,568
Total ordinary shares:	383,803,227	365,758,792	365,835,653	383,803,227	365,835,653
A redeemable preference shares	2,000,000	2,000,000	2,000,000	2,000,000	2,000,000
B redeemable preference shares	778,896	778,896	778,896	778,896	778,896

In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:

Ordinary shares	364,556,377	362,530,946	356,194,586	363,135,881	354,685,548
E ordinary shares	2,954,409	3,235,727	3,848,172	3,305,316	3,894,634
Fully vested options	905,619	1,017,064	622,613	1,100,186	774,457
Weighted average number of shares	368,416,405	366,783,737	360,665,371	367,541,383	359,354,639
Dilutive potential of share options	1,113,099	-	-	1,158,835	-
Diluted number of ordinary shares [1]	369,529,504	366,783,737	360,665,371	368,700,218	359,354,639

[1] The basic and diluted number of ordinary shares is the same for the June 2010 quarter, September 2009 quarter and nine months ended September 2009 as effects of shares for performance related options are anti-dilutive.

11. Share capital and premium

	As at				As at			
	Sep 2010	Jun 2010	Dec 2009	Sep 2009	Sep 2010	Jun 2010	Dec 2009	Sep 2009
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited	Unaudited
	SA Rand million				US Dollar million			
Balance at beginning of period	40,662	40,662	38,246	38,246	5,935	5,935	5,625	5,625
Ordinary shares issued	5,733	210	2,438	2,409	806	28	312	308
E ordinary shares cancelled	(85)	(64)	(22)	(17)	(12)	(9)	(2)	(2)
Sub-total	46,310	40,808	40,662	40,638	6,729	5,954	5,935	5,931
Redeemable preference shares held within the group	(313)	(313)	(313)	(313)	(53)	(53)	(53)	(53)
Ordinary shares held within the group	(181)	(199)	(212)	(258)	(28)	(31)	(32)	(38)
E ordinary shares held within the group	(218)	(239)	(303)	(308)	(33)	(36)	(45)	(45)
Balance at end of period	45,598	40,057	39,834	39,759	6,615	5,834	5,805	5,794

Rounding of figures may result in computational discrepancies.

12. Exchange rates

	Sep 2010 Unaudited	Jun 2010 Unaudited	Dec 2009 Unaudited	Sep 2009 Unaudited
ZAR/USD average for the year to date	**7.45**	7.52	8.39	8.70
ZAR/USD average for the quarter	**7.31**	7.54	7.47	7.77
ZAR/USD closing	**6.96**	7.63	7.44	7.51
ZAR/AUD average for the year to date	**6.68**	6.71	6.56	6.48
ZAR/AUD average for the quarter	**6.61**	6.65	6.80	6.47
ZAR/AUD closing	**6.73**	6.38	6.67	6.62
BRL/USD average for the year to date	**1.78**	1.80	2.00	2.08
BRL/USD average for the quarter	**1.75**	1.79	1.74	1.87
BRL/USD closing	**1.69**	1.80	1.75	1.77
ARS/USD average for the year to date	**3.89**	3.87	3.73	3.70
ARS/USD average for the quarter	**3.94**	3.90	3.81	3.83
ARS/USD closing	**3.96**	3.93	3.80	3.84

13. Capital commitments

	Sep 2010 Unaudited	Jun 2010 Unaudited	Dec 2009 Audited	Sep 2009 Unaudited	Sep 2010 Unaudited	Jun 2010 Unaudited	Dec 2009 Audited	Sep 2009 Unaudited
	SA Rand million				US Dollar million			
Orders placed and outstanding on capital contracts at the prevailing rate of exchange [1]	**1,624**	1,809	976	1,096	**233**	237	131	146

[1] Includes capital commitments relating to equity accounted joint ventures.

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other financing arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments.

14. Contingencies

AngloGold Ashanti's material contingent liabilities and assets at 30 September 2010 are detailed below:

Contingencies and guarantees	SA Rand million	US Dollar million
Contingent liabilities		
Groundwater pollution [1]	-	-
Deep groundwater pollution – South Africa [2]	-	-
Sales tax on gold deliveries – Brazil [3]	590	85
Other tax disputes – Brazil [4]	226	32
Indirect taxes – Ghana [5]	69	10
Contingent assets		
Royalty – Boddington Gold Mine [6]	-	-
Royalty – Tau Lekoa Gold Mine [7]	-	-
Financial Guarantees		
Oro Group (Pty) Limited [8]	100	14
	985	**141**

Rounding of figures may result in computational discrepancies.

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:

(1) Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.

(2) Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of Mineral Resources and affected mining companies are now involved in the development of a "Regional Mine Closure Strategy". In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.

(3) Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Brasil Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $53m. In November 2006 the administrative council's second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the attributable share of the assessment is approximately $32m. The company believes both assessments are in violation of federal legislation on sales taxes.

(4) Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company's appeal against the assessment. The company is now appealing the dismissal of the case. The company's attributable share of the assessment is approximately $9m.

AngloGold subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $23m.

(5) Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $10m during September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.

(6) Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine's cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R763m. Royalties of $2m, R13m were received during the quarter.

(7) Royalty – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a further 1.4m ounces by the Tau Lekoa Gold Mine; and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.4m ounces upon which the royalty is payable.

The Royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets.

(8) Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $14m, R100m. The suretyship agreements have a termination notice period of 90 days.

15. Concentration of risk

There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:

- Reimbursable value added tax due from the Tanzanian government amounts to $48m at 30 September 2010 (30 June 2010: $47m). The last audited value added tax return was for the period ended 31 July 2010 and at the reporting date the audited amount was $47m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.

- Reimbursable fuel duties from the Tanzanian government amounts to $55m at 30 September 2010 (30 June 2010: $49m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $42m have been lodged with the Customs and Excise authorities, whilst claims for refund of $13m have not yet been lodged. The outstanding amounts have been discounted to their present value at a rate of 7.82%.

16. Subsequent events

On 7 October 2010, AngloGold Ashanti completed the elimination of its gold hedge book, providing the company and its shareholders with full exposure to the prevailing gold price. The company will now sell the gold it produces at market prices and therefore expects to enhance cash flow and profit margins as a result of removing hedge contracts with low committed gold prices.

The additional cost of closing out all future hedge contracts and related costs amounted to approximately $2.78bn. The average buy-back price was $1,300 per ounce for this final tranche of the hedge restructure. The cost will be reflected in adjusted headline earnings for the last two quarters of 2010.

AngloGold Ashanti Limited, through its wholly-owned offshore subsidiary, has realised net proceeds of C$70m from the sale of its entire holding of 31,556,650 shares in Vancouver-based gold producer B2Gold Corporation. This stake, equivalent to about 10.17% of B2Gold's outstanding shares, was sold on 9 November 2010 in an orderly fashion, after the markets closed.

17. Borrowings

AngloGold Ashanti's borrowings are interest bearing.

18. Announcements

On 21 July 2010, AngloGold Ashanti announced the finalisation of the sale of its Tau Lekoa mine. The terms of the sale of the Tau Lekoa mine together with the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg ("Tau Lekoa") to Simmer & Jack Mines Limited ("Simmers") was announced on 17 February 2009 by AngloGold Ashanti. The sale was concluded effective 1 August 2010, following the transfer of the mineral rights of Tau Lekoa to Buffelsfontein Gold Mines Limited, a wholly-owned subsidiary of Simmers, on 20 July 2010. The selling price of R600m was payable in two tranches, R450m was paid in cash on 4 August 2010 with the remaining R150m, which was subject to certain offset adjustments, was settled on 1 November through the cash payment of R1,843,473 and the issue of 30,612,245 Simmers shares .

On 12 August 2010, AngloGold Ashanti announced that it has entered into an agreement with B2Gold Corp. to amend the Gramalote Joint Venture Agreement. Under the amended terms, AngloGold retains its 51% interest in the Gramalote Joint Venture and will become manager of the Gramalote Project in Colombia. The Gramalote Project to date was managed by B2Gold, which will retain its 49% interest in the Gramalote Joint Venture.

On 15 September 2010, AngloGold Ashanti announced the launch and pricing of a concurrent equity and a mandatory convertible offering which was followed by an announcement on 16 September 2010 advising of the exercise of an over-allotment option. The concurrent offering resulted in the issue of 18,140,000 ordinary shares or 5% of the ordinary issued share capital of the company at an issue price of R308.37 per share and an issue of $789,086,750 Mandatory Convertible Subordinated Bonds due 15 September 2013. On 26 October 2010, shareholders, by the requisite majority, approved a special resolution placing up to a maximum of 18,140,000 ordinary shares under the control of the directors, deliverable upon the conversion of the Mandatory Convertible Subordinated Bonds.

On 7 October 2010, AngloGold Ashanti announced the elimination of its gold hedge book.

19. Dividend

Interim Dividend No. 108 of 65 South African cents or 5.72297 UK pence or 12.66 cedis per ordinary share was paid to registered shareholders on 10 September 2010, while a dividend of 2.002 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. On 13 September 2010, holders of Ghanaian Depositary Shares (GhDSs) were paid 0.1266 cedis per GhDS. Each CDI represents one-fifth of an ordinary share, and 100 GhDSs represents one ordinary share. A dividend of 9.0034 US cents per American Depositary Share (ADS) was paid to holders of American Depositary Receipts (ADRs) on 20 September 2010. Each ADS represents one ordinary share.

Interim Dividend No. E8 of 32.5 South African cents was paid to holders of E ordinary shares on 10 September 2010, being those employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.

By order of the Board

T T MBOWENI
Chairman

M CUTIFANI
Chief Executive Officer

9 November 2010

Non-GAAP disclosure

From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

A   Adjusted headline (loss) earnings

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Headline earnings (loss) (note 9)	476	(1,315)	(8,068)	402	(6,437)	55	(181)	(1,018)	43	(803)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	(11,343)	2,822	4,762	(9,104)	5,883	(1,586)	380	606	(1,289)	692
Deferred tax on unrealised non-hedge derivatives and other commodity contracts (note 8)	2,152	(398)	(1,510)	1,915	(1,546)	301	(53)	(191)	270	(191)
Fair value adjustment on option component of convertible bond	166	(129)	60	(319)	183	24	(17)	9	(40)	24
Fair value loss on mandatory convertible bond	160	-	-	160	-	22	-	-	22	-
Adjusted headline (loss) earnings [1]	(8,389)	980	(4,757)	(6,947)	(1,917)	(1,184)	129	(596)	(993)	(279)
Hedge buy-back and related costs net of taxation	10,573	-	6,006	10,573	6,006	1,487	-	758	1,487	758
Adjusted headline earnings excluding hedge buy-back costs [1]	2,184	980	1,249	3,626	4,089	303	129	162	494	479
Cents per share [2]										
Adjusted headline (loss) earnings [1]	(2,277)	267	(1,319)	(1,890)	(533)	(321)	35	(165)	(270)	(78)
Adjusted headline earnings excluding hedge buy-back costs [1]	593	267	346	987	1,138	82	35	45	134	133

[1] *(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:*

- *Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and*
- *Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.*

Adjusted headline (loss) earnings is intended to illustrate earnings after adjusting for:

- *The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;*
- *Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;*
- *During the June 2008 quarter the hedge book was reduced and non-hedge derivative contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL), uranium contracts of 1m pounds were cancelled. In the September 2009 quarter the hedge book was further reduced and contracts to the value of $797m were accelerated and settled. The impact on earnings after taxation was $916m in 2008 and $758m in 2009;*
- *In the September 2010 quarter the hedge book was further reduced and contracts to the value of $1.6bn were accelerated and settled. The impact on earnings after taxation was $1.5bn in 2010;*
- *The unrealised fair value change on the option component of the convertible bond;*
- *The unrealised fair value change on the onerous uranium contracts; and*
- *The unrealised fair value change of the warrants on shares and the embedded derivative.*

[2] *Calculated on the basic weighted average number of ordinary shares.*

B   Adjusted gross (loss) profit

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million					US Dollar million				
Reconciliation of gross profit (loss) to adjusted gross (loss) profit: [1]										
Gross profit (loss)	2,672	(99)	(8,872)	4,794	(4,718)	357	(21)	(1,116)	637	(618)
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	(11,343)	2,822	4,762	(9,104)	5,883	(1,586)	380	606	(1,289)	692
Adjusted gross (loss) profit [1]	(8,670)	2,723	(4,110)	(4,310)	1,165	(1,229)	359	(510)	(652)	74
Hedge buy-back costs (note 4)	11,639	-	6,315	11,639	6,315	1,637	-	797	1,637	797
Adjusted gross profit excluding hedge buy-back costs [1]	2,969	2,723	2,205	7,329	7,480	408	359	287	986	871

[1] *Adjusted gross (loss) profit excludes unrealised non-hedge derivatives and other commodity contracts.*

C   Price received

	Quarter ended			Nine months ended		Quarter ended			Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric					US Dollar million / Imperial				
Gold income (note 2)	10,372	9,625	8,512	28,220	21,511	1,420	1,275	1,101	3,791	2,533
Adjusted for non-controlling interests	(294)	(275)	(310)	(853)	(748)	(40)	(36)	(40)	(115)	(88)
	10,078	9,350	8,202	27,367	20,763	1,380	1,239	1,061	3,676	2,445
(Loss) gain on realised non-hedge derivatives (note 4)	(745)	(803)	(139)	(2,072)	2,970	(101)	(107)	(19)	(277)	319
Hedge buy-back costs (note 4)	(11,639)	-	(6,315)	(11,639)	(6,315)	(1,637)	-	(797)	(1,637)	(797)
Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives	544	609	600	1,819	2,148	74	81	77	244	247
Attributable gold income including realised non-hedge derivatives	(1,762)	9,156	2,348	15,475	19,566	(284)	1,213	323	2,006	2,214
Attributable gold sold - kg / - oz (000)	36,894	34,447	38,435	104,340	105,478	1,186	1,108	1,236	3,355	3,391
Revenue price per unit - R/kg / - $/oz	(47,750)	265,806	61,095	148,314	185,498	(239)	1,095	261	598	653
Attributable gold income including realised non-hedge derivatives as above	(1,762)	9,156	2,348	15,475	19,566	(284)	1,213	323	2,006	2,214
Hedge buy-back costs (note 4)	11,639	-	6,315	11,639	6,315	1,637	-	797	1,637	797
Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs	9,877	9,156	8,663	27,114	25,880	1,353	1,213	1,120	3,643	3,011
Attributable gold sold - kg / - oz (000)	36,894	34,447	38,435	104,340	105,478	1,186	1,108	1,236	3,355	3,391
Revenue price per unit normalised for hedge buy-back costs - R/kg / - $/oz	267,707	265,806	225,388	259,858	245,364	1,141	1,095	906	1,086	888

Rounding of figures may result in computational discrepancies.

		Quarter ended		Nine months ended			Quarter ended		Nine months ended	
	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009	Sep 2010	Jun 2010	Sep 2009	Sep 2010	Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million / Metric					US Dollar million / Imperial				
D Total costs										
Total cash costs (note 3)	5,284	4,955	4,842	15,072	13,888	724	658	624	2,026	1,613
Adjusted for non-controlling interests and non-gold producing companies	(193)	(67)	(228)	(416)	(655)	(26)	(9)	(29)	(56)	(75)
Associates' and equity accounted joint ventures share of total cash costs	365	342	307	1,046	1,029	50	45	39	141	119
Total cash costs adjusted for non-controlling interests and non-gold producing companies	5,456	5,229	4,921	15,702	14,262	747	694	634	2,110	1,656
Retrenchment costs (note 3)	23	26	17	102	71	3	4	2	14	8
Rehabilitation and other non-cash costs (note 3)	106	36	96	228	187	15	5	12	31	22
Amortisation of tangible assets (note 3)	1,240	1,173	1,107	3,680	3,463	170	156	143	494	400
Amortisation of intangible assets (note 3)	4	4	4	11	14	-	-	1	1	2
Adjusted for non-controlling interests and non-gold producing companies	(67)	(43)	(42)	(162)	(117)	(9)	(6)	(5)	(22)	(14)
Associate's and equity accounted joint ventures share of production costs	19	14	40	50	138	2	2	5	7	16
Total production costs adjusted for non-controlling interests and non-gold producing companies	6,781	6,438	6,143	19,611	18,019	929	855	791	2,636	2,091
Gold produced - kg / - oz (000)	36,129	35,011	36,925	104,714	106,282	1,162	1,126	1,187	3,367	3,417
Total cash cost per unit - R/kg / -$/oz	151,007	149,365	133,274	149,953	134,192	643	617	534	627	485
Total production cost per unit - R/kg / -$/oz	187,695	183,891	166,355	187,282	169,536	800	759	667	783	612
E EBITDA										
Operating profit (loss)	1,382	(986)	(9,738)	1,808	(6,176)	178	(138)	(1,229)	233	(784)
Amortisation of tangible assets (note 3)	1,240	1,173	1,107	3,680	3,463	170	156	143	494	400
Amortisation of intangible assets (note 3)	4	4	4	11	14	-	-	1	1	2
Net impairments of tangible assets (note 6)	92	62	94	235	94	13	8	13	32	13
(Gain) loss on unrealised non-hedge derivatives and other commodity contracts (note 4)	(11,343)	2,822	4,762	(9,104)	5,883	(1,586)	380	606	(1,289)	692
Loss on hedge buy-back costs (note 4)	11,639	-	6,315	11,639	6,315	1,637	-	797	1,637	797
Mandatory convertible bond issue discount, underwriting and professional fees (note 6)	401	-	-	401	-	56	-	-	56	-
Exchange effects of equity raising	21	-	-	21	-	3	-	-	3	-
RMB derivative contracts buy-back costs	-	-	397	-	397	-	-	51	-	51
Share of associates' EBITDA	197	237	299	752	1,044	27	32	38	101	119
Loss (profit) on disposal and abandonment of assets (note 6)	74	24	156	64	(689)	10	3	21	9	(84)
Insurance claim recovery for infrastructure	-	-	-	-	(7)	-	-	-	-	(1)
Profit on disposal of investment (note 6)	-	(45)	-	-	-	-	(6)	-	-	-
	3,706	3,290	3,396	9,507	10,339	509	435	441	1,278	1,204
F Interest cover										
EBITDA (note E)	3,706	3,290	3,396	9,507	10,339	509	435	441	1,278	1,204
Finance costs (note 7)	189	245	214	575	656	26	33	27	78	77
Capitalised finance costs	-	-	1	-	135	-	-	-	-	15
	189	245	215	575	791	26	33	27	78	92
Interest cover - times	20	13	16	17	13	20	13	16	16	13
G Free cash flow										
Net cash (outflow) inflow from operating activities	(7,783)	2,963	(4,130)	(3,494)	171	(1,126)	386	(461)	(560)	37
Stay-in-business capital expenditure	(1,296)	(1,211)	(1,287)	(3,387)	(3,499)	(177)	(161)	(161)	(455)	(402)
	(9,079)	1,752	(5,417)	(6,881)	(3,328)	(1,303)	225	(622)	(1,015)	(365)

	As at Sep 2010	As at Jun 2010	As at Dec 2009	As at Sep 2009	As at Sep 2010	As at Jun 2010	As at Dec 2009	As at Sep 2009
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	SA Rand million				US Dollar million			
H Net asset value - cents per share								
Total equity	27,355	22,582	22,524	19,006	3,930	2,959	3,030	2,529
Number of ordinary shares in issue - million (note 10)	384	366	366	366	384	366	366	366
Net asset value - cents per share	7,127	6,174	6,153	5,195	1,024	809	828	691
Total equity	27,355	22,582	22,524	19,006	3,930	2,959	3,030	2,529
Intangible assets	(1,296)	(1,272)	(1,316)	(1,315)	(186)	(167)	(177)	(175)
	26,059	21,310	21,208	17,691	3,744	2,792	2,853	2,354
Number of ordinary shares in issue - million (note 10)	384	366	366	366	384	366	366	366
Net tangible asset value - cents per share	6,790	5,826	5,794	4,836	975	763	779	643
I Net debt								
Borrowings - long-term portion [1]	11,503	12,556	4,862	12,512	1,653	1,646	654	1,665
Borrowings - short-term portion	1,864	185	9,493	1,867	268	24	1,277	249
Total borrowings	13,367	12,741	14,355	14,379	1,921	1,670	1,931	1,914
Corporate office lease	(259)	(258)	(258)	(257)	(37)	(34)	(35)	(34)
Unamortised portion on the convertible bond	696	938	1,019	1,029	100	123	137	137
Cash restricted for use	(298)	(451)	(481)	(501)	(43)	(59)	(65)	(67)
Cash and cash equivalents	(9,313)	(6,607)	(8,176)	(8,328)	(1,338)	(866)	(1,100)	(1,108)
Net debt excluding mandatory convertible bond	4,193	6,363	6,459	6,322	603	834	868	842

[1] The long-term borrowings exclude the mandatory convertible bond of $842m, R5,860m.

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED SEPTEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	3,221	-	-	-	3,221
Mined	- 000 tons	2,013	452	117	570	3,151
Milled / Treated	- 000 tons	1,877	480	144	564	3,065
Yield	- oz/t	0.227	0.147	0.092	0.193	0.202
Gold produced	- oz (000)	425	71	13	109	618
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,792	314	-	-	3,106
Yield	- oz/t	0.019	0.015	-	-	0.018
Gold produced	- oz (000)	53	5	-	-	57
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	14,492	1,748	-	16,240
Mined	- 000 tons	-	29,361	4,053	8,231	41,646
Treated	- 000 tons	-	5,873	862	271	7,006
Stripping ratio	- ratio	-	4.54	3.86	26.04	5.47
Yield	- oz/t	-	0.049	0.092	0.173	0.059
Gold produced	- oz (000)	-	288	80	47	414
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,661	-	16,507	18,168
Placed	- 000 tons	-	256	-	6,017	6,273
Stripping ratio	- ratio	-	8.43	-	1.87	2.07
Yield	- oz/t	-	0.030	-	0.014	0.014
Gold placed	- oz (000)	-	8	-	82	90
Gold produced	- oz (000)	-	10	-	62	72
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	6.17	11.19	62.31	23.15	9.55
TOTAL						
Subsidiaries' gold produced	- oz (000)	478	310	93	218	1,099
Joint ventures' gold produced	- oz (000)	-	63	-	-	63
Attributable gold produced	- oz (000)	478	373	93	218	1,162
Minority gold produced	- oz (000)	-	11	-	24	35
Subsidiaries' gold sold	- oz (000)	513	306	87	220	1,125
Joint ventures' gold sold	- oz (000)	-	61	-	-	61
Attributable gold sold	- oz (000)	513	367	87	220	1,186
Minority gold sold	- oz (000)	-	11	-	25	36
Spot price	- $/oz	1,226	1,226	1,226	1,226	1,226
Price received	- $/oz sold	(287)	(62)	(405)	(359)	(239)
Price received excluding hedge buy-back costs	- $/oz sold	1,135	1,152	1,141	1,137	1,141
Total cash costs	- $/oz produced	594	725	1,064	433	643
Total production costs	- $/oz produced	772	879	1,142	573	800

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED SEPTEMBER 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	582	436	99	277	-	1,394	(75)	1,319
Cash costs	(293)	(279)	(99)	(139)	6	(805)	50	(754)
By-products revenue	10	1	-	19	1	31	-	31
Total cash costs	(284)	(278)	(99)	(119)	7	(774)	50	(724)
Retrenchment costs	(3)	-	-	(1)	-	(3)	-	(3)
Rehabilitation and other non-cash costs	(2)	(13)	-	(1)	-	(15)	-	(15)
Amortisation of assets	(81)	(46)	(7)	(36)	(2)	(173)	2	(170)
Total production costs	(369)	(336)	(106)	(157)	4	(965)	53	(912)
Inventory change	(24)	9	2	14	-	2	(1)	1
Cost of sales	(393)	(327)	(104)	(143)	4	(963)	51	(911)
Adjusted gross profit (loss) excluding hedge buy-back costs	**189**	**109**	**(5)**	**134**	**4**	**431**	**(23)**	**408**
Hedge buy-back costs	(729)	(446)	(134)	(328)	-	(1,637)	-	(1,637)
Adjusted gross (loss) profit	**(540)**	**(337)**	**(139)**	**(194)**	**4**	**(1,206)**	**(23)**	**(1,229)**
Unrealised non-hedge derivatives and other commodity contracts	915	251	-	420	-	1,586	-	1,586
Gross profit (loss)	**375**	**(86)**	**(139)**	**226**	**4**	**380**	**(23)**	**357**
Corporate and other costs	(3)	(4)	-	(9)	(43)	(58)	-	(59)
Exploration	-	(11)	(14)	(23)	(13)	(61)	-	(60)
Intercompany transactions	-	(12)	-	(1)	13	-	-	-
Special items	(8)	(1)	2	-	(52)	(58)	(1)	(60)
Operating profit (loss)	**365**	**(113)**	**(152)**	**193**	**(90)**	**202**	**(24)**	**178**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(2)	-	1	(74)	(78)	-	(78)
Exchange (loss) gain	-	(8)	-	(6)	(4)	(19)	3	(16)
Share of equity accounted investments profit	-	-	-	-	12	12	8	21
Profit (loss) before taxation	363	(124)	(152)	187	(156)	118	(13)	106
Taxation	18	(32)	3	(17)	(24)	(53)	13	(41)
Profit (loss) for the period	**381**	**(156)**	**(149)**	**170**	**(180)**	**65**	**-**	**65**
Equity shareholders	381	(160)	(149)	161	(183)	51	-	51
Non-controlling interests	-	3	-	9	3	15	-	14
Operating profit (loss)	365	(113)	(152)	193	(90)	202	(24)	178
Unrealised non-hedge derivatives and other commodity contracts	(915)	(251)	-	(420)	-	(1,586)	-	(1,586)
Hedge buy-back and related costs	729	446	134	328	59	1,696	-	1,696
Intercompany transactions	-	12	-	1	(13)	-	-	-
Special items	20	-	-	-	1	22	1	23
Share of associates' EBIT	-	-	-	-	2	2	23	25
EBIT	**198**	**95**	**(17)**	**102**	**(42)**	**336**	**-**	**336**
Amortisation of assets	81	46	7	36	2	173	(2)	170
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	**280**	**140**	**(10)**	**139**	**(39)**	**509**	**-**	**509**
Profit (loss) attributable to equity shareholders	381	(160)	(149)	161	(183)	51	-	51
Special items	20	-	-	-	1	22	1	23
Share of associates' special items	-	-	-	-	(10)	(10)	(1)	(12)
Taxation on items above	(6)	-	-	(1)	-	(7)	-	(7)
Headline earnings (loss)	**395**	**(159)**	**(149)**	**160**	**(192)**	**55**	**-**	**55**
Unrealised non-hedge derivatives and other commodity contracts	(915)	(251)	-	(420)	-	(1,586)	-	(1,586)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	301	-	-	-	-	301	-	301
Fair value adjustment on option component of convertible bond	-	-	-	-	24	24	-	24
Fair value loss on mandatory convertible bond	-	-	-	-	22	22	-	22
Hedge buy-back and related costs net of taxation	523	443	134	328	59	1,487	-	1,487
Adjusted headline earnings (loss) excluding hedge buy-back costs	**304**	**33**	**(15)**	**69**	**(86)**	**303**	**-**	**303**
Ore reserve development capital	65	9	4	14	-	93	-	93
Stay-in-business capital	22	33	4	25	1	85	(1)	84
Project capital	13	17	2	43	-	75	(10)	65
Total capital expenditure	**100**	**60**	**10**	**82**	**1**	**253**	**(11)**	**242**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED JUNE 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	3,369	-	-	-	3,369
Mined	- 000 tons	2,064	509	186	499	3,257
Milled / Treated	- 000 tons	1,966	484	109	497	3,055
Yield	- oz/t	0.207	0.149	0.103	0.175	0.189
Gold produced	- oz (000)	407	72	11	87	578
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,841	260	-	-	3,101
Yield	- oz/t	0.014	0.020	-	-	0.015
Gold produced	- oz (000)	40	5	-	-	45
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	16,325	1,453	-	17,777
Mined	- 000 tons	-	31,466	3,426	8,451	43,342
Treated	- 000 tons	-	6,306	890	309	7,504
Stripping ratio	- ratio	-	3.60	6.47	25.52	4.69
Yield	- oz/t	-	0.044	0.085	0.166	0.054
Gold produced	- oz (000)	-	279	75	51	405
HEAP LEACH OPERATION						
Mined	- 000 tons	-	1,504	-	16,853	18,356
Placed	- 000 tons	-	362	-	5,612	5,974
Stripping ratio	- ratio	-	7.70	-	2.04	2.21
Yield	- oz/t	-	0.030	-	0.014	0.015
Gold placed	- oz (000)	-	11	-	78	89
Gold produced	- oz (000)	-	14	-	83	97
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.66	11.23	58.91	23.76	9.16
TOTAL						
Subsidiaries' gold produced	- oz (000)	447	304	87	221	1,059
Joint ventures' gold produced	- oz (000)	-	67	-	-	67
Attributable gold produced	- oz (000)	447	371	87	221	1,126
Minority gold produced	- oz (000)	-	12	-	22	34
Subsidiaries' gold sold	- oz (000)	437	291	91	221	1,040
Joint ventures' gold sold	- oz (000)	-	68	-	-	68
Attributable gold sold	- oz (000)	437	359	91	221	1,108
Minority gold sold	- oz (000)	-	12	-	22	34
Spot price	- $/oz	1,198	1,198	1,198	1,198	1,198
Price received	- $/oz sold	1,090	1,109	1,085	1,087	1,095
Total cash costs	- $/oz produced	560	702	1,063	416	617
Total production costs	- $/oz produced	734	823	1,137	551	759

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	476	412	99	262	-	1,249	(81)	1,169
Cash costs	(257)	(269)	(92)	(127)	12	(733)	45	(688)
By-products revenue	7	1	-	20	2	30	-	29
Total cash costs	(250)	(268)	(92)	(107)	14	(703)	45	(658)
Retrenchment costs	(3)	-	-	-	-	(4)	-	(4)
Rehabilitation and other non-cash costs	(1)	(3)	-	-	-	(4)	-	(5)
Amortisation of assets	(74)	(43)	(6)	(34)	(2)	(158)	2	(156)
Total production costs	(329)	(313)	(98)	(141)	11	(870)	47	(822)
Inventory change	6	3	-	4	-	13	-	13
Cost of sales	(322)	(310)	(99)	(137)	11	(856)	47	(810)
Adjusted gross profit (loss)	154	102	-	126	11	393	(34)	359
Unrealised non-hedge derivatives and other commodity contracts	(158)	(162)	10	(70)	-	(380)	-	(380)
Gross (loss) profit	(4)	(61)	10	56	11	13	(34)	(21)
Corporate and other (costs) income	(2)	4	(1)	(3)	(52)	(54)	-	(54)
Exploration	-	(12)	(10)	(23)	(6)	(52)	-	(52)
Intercompany transactions	-	(8)	-	-	8	-	-	-
Special items	(8)	(7)	6	(1)	(2)	(12)	-	(12)
Operating (loss) profit	(14)	(83)	5	29	(41)	(105)	(34)	(138)
Net finance income (costs), unwinding of obligations and fair value adjustments	-	-	-	1	(18)	(18)	-	(17)
Exchange (loss) gain	-	(3)	-	(2)	7	2	(2)	-
Share of equity accounted investments (loss) profit	-	-	-	-	(6)	(6)	18	11
(Loss) profit before taxation	(14)	(87)	5	27	(58)	(127)	(17)	(144)
Taxation	6	(44)	2	(28)	15	(50)	17	(33)
(Loss) profit for the period	(8)	(131)	6	(1)	(43)	(177)	-	(177)
Equity shareholders	(8)	(134)	6	(5)	(46)	(187)	-	(187)
Non-controlling interests	-	3	-	4	3	10	-	10
Operating (loss) profit	(14)	(83)	5	29	(41)	(105)	(34)	(138)
Unrealised non-hedge derivatives and other commodity contracts	158	162	(10)	70	-	380	-	380
Intercompany transactions	-	8	-	-	(8)	-	-	-
Special items	8	-	(6)	1	2	5	-	5
Share of associates' EBIT	-	-	-	-	(4)	(4)	34	29
EBIT	152	87	(11)	100	(51)	276	-	276
Amortisation of assets	74	43	6	34	2	158	(2)	156
Share of associates' amortisation	-	-	-	-	-	-	2	2
EBITDA	225	130	(4)	133	(49)	435	-	435
(Loss) profit attributable to equity shareholders	(8)	(134)	6	(5)	(46)	(187)	-	(187)
Special items	8	-	(6)	1	2	5	-	5
Share of associates' special items	-	-	-	-	2	2	-	2
Taxation on items above	(1)	(1)	-	-	-	(2)	-	(2)
Headline (loss) earnings	(1)	(135)	1	(4)	(42)	(181)	-	(181)
Unrealised non-hedge derivatives and other commodity contracts	158	162	(10)	70	-	380	-	380
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(56)	-	3	-	-	(53)	-	(53)
Fair value adjustment on option component of convertible bond	-	-	-	-	(17)	(17)	-	(17)
Adjusted headline earnings (loss)	101	28	(6)	65	(59)	129	-	129
Ore reserve development capital	62	10	5	11	-	89	-	89
Stay-in-business capital	28	20	3	21	1	73	(1)	72
Project capital	9	20	3	33	-	64	(13)	52
Total capital expenditure	99	50	11	65	1	226	(14)	212

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS QUARTER ENDED SEPTEMBER 2009		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	3,875	-	-	-	3,875
Mined	- 000 tons	2,274	478	219	514	3,484
Milled / Treated	- 000 tons	2,158	506	217	525	3,406
Yield	- oz/t	0.197	0.166	0.123	0.194	0.187
Gold produced	- oz (000)	425	84	27	102	637
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	2,746	673	-	-	3,419
Yield	- oz/t	0.015	0.011	-	-	0.014
Gold produced	- oz (000)	41	8	-	-	49
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	15,160	1,730	-	16,890
Mined	- 000 tons	-	31,073	4,272	5,890	41,235
Treated	- 000 tons	-	6,206	890	304	7,400
Stripping ratio	- ratio	-	5.00	12.19	17.20	6.08
Yield	- oz/t	-	0.047	0.085	0.169	0.057
Gold produced	- oz (000)	-	294	75	51	420
HEAP LEACH OPERATION						
Mined	- 000 tons	-	590	-	15,509	16,099
Placed	- 000 tons	-	242	-	4,618	4,860
Stripping ratio	- ratio	-	8.43	-	2.44	2.52
Yield	- oz/t	-	0.095	-	0.014	0.018
Gold placed	- oz (000)	-	23	-	63	86
Gold produced	- oz (000)	-	22	-	59	81
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.92	12.40	72.12	21.91	9.68
TOTAL						
Subsidiaries' gold produced	- oz (000)	466	321	102	211	1,101
Joint ventures' gold produced	- oz (000)	-	86	-	-	86
Attributable gold produced	- oz (000)	466	407	102	211	1,187
Minority gold produced	- oz (000)	-	14	-	24	38
Subsidiaries' gold sold	- oz (000)	491	336	91	238	1,155
Joint ventures' gold sold	- oz (000)	-	81	-	-	81
Attributable gold sold	- oz (000)	491	417	91	238	1,236
Minority gold sold	- oz (000)	-	17	-	28	45
Spot price	- $/oz	959	959	959	959	959
Price received	- $/oz sold	349	184	86	284	261
Price received excluding hedge buy-back costs	- $/oz sold	910	902	893	908	906
Total cash costs	- $/oz produced	522	607	655	364	534
Total production costs	- $/oz produced	676	719	751	500	667

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED SEPTEMBER 2009 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [(1)]	447	392	82	239	-	1,159	(77)	1,082
Cash costs	(252)	(255)	(67)	(116)	4	(686)	40	(646)
By-products revenue	9	1	-	13	-	23	-	23
Total cash costs	(243)	(254)	(67)	(103)	4	(663)	40	(624)
Retrenchment costs	(2)	-	-	-	-	(2)	-	(2)
Rehabilitation and other non-cash costs	(1)	(5)	(1)	(4)	-	(13)	-	(12)
Amortisation of assets	(68)	(42)	(8)	(28)	(2)	(148)	5	(144)
Total production costs	(315)	(301)	(77)	(135)	2	(826)	45	(781)
Inventory change	(17)	(5)	6	4	-	(12)	(2)	(14)
Cost of sales	(332)	(307)	(71)	(131)	2	(838)	42	(796)
Adjusted gross profit (loss) excluding hedge buy-back costs	**115**	**85**	**11**	**108**	**2**	**321**	**(35)**	**287**
Hedge buy-back costs	(276)	(299)	(74)	(148)	-	(797)	-	(797)
Adjusted gross (loss) profit	**(161)**	**(214)**	**(63)**	**(40)**	**2**	**(475)**	**(35)**	**(510)**
Unrealised non-hedge derivatives and other commodity contracts	(467)	(2)	(84)	(53)	-	(606)	-	(606)
Gross (loss) profit	**(628)**	**(215)**	**(147)**	**(93)**	**2**	**(1,081)**	**(35)**	**(1,116)**
Corporate and other costs	(2)	(2)	-	(5)	(33)	(42)	-	(42)
Exploration	-	(4)	(10)	(14)	(13)	(41)	1	(40)
Intercompany transactions	-	25	(5)	(1)	(19)	-	-	-
Special items	(12)	(3)	(22)	7	(2)	(31)	-	(31)
Operating loss	**(641)**	**(199)**	**(185)**	**(105)**	**(65)**	**(1,195)**	**(34)**	**(1,229)**
Net finance (costs) income, unwinding of obligations and fair value adjustments	-	(2)	6	(1)	(35)	(33)	-	(32)
Exchange gain (loss)	-	-	5	(5)	1	2	1	3
Share of equity accounted investments profit	-	-	-	-	-	-	22	22
Loss before taxation	(642)	(201)	(174)	(111)	(98)	(1,226)	(10)	(1,236)
Taxation	271	13	21	(6)	(101)	199	10	209
Loss for the period	**(370)**	**(188)**	**(153)**	**(117)**	**(200)**	**(1,027)**	**-**	**(1,027)**
Equity shareholders	(370)	(192)	(153)	(127)	(201)	(1,042)	-	(1,042)
Non-controlling interests	-	4	-	10	1	15	-	15
Operating loss	(641)	(199)	(185)	(105)	(65)	(1,195)	(34)	(1,229)
Unrealised non-hedge derivatives and other commodity contracts	467	2	84	53	-	606	-	606
Hedge buy-back costs	276	299	74	148	-	797	-	797
Intercompany transactions	-	(25)	5	1	19	-	-	-
Special items	12	1	22	(4)	3	34	-	34
Share of associates' EBIT	-	-	-	-	-	-	34	34
EBIT	**113**	**77**	**1**	**93**	**(43)**	**240**	**-**	**240**
Amortisation of assets	68	42	8	28	2	148	(5)	144
Share of associates' amortisation	-	-	-	-	-	-	5	5
EBITDA	**181**	**119**	**9**	**121**	**(41)**	**389**	**-**	**389**
Loss attributable to equity shareholders	(370)	(192)	(153)	(127)	(201)	(1,042)	-	(1,042)
Special items	12	1	22	(4)	3	34	-	34
Taxation on items above	(1)	-	(7)	(1)	-	(9)	-	(9)
Headline loss	**(360)**	**(191)**	**(137)**	**(132)**	**(198)**	**(1,018)**	**-**	**(1,018)**
Unrealised non-hedge derivatives and other commodity contracts	467	2	84	53	-	606	-	606
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(251)	-	(25)	1	84	(191)	-	(191)
Fair value adjustment on option component of convertible bond	-	-	-	-	9	9	-	9
Hedge buy-back and related costs net of taxation	276	261	74	148	-	758	-	758
Adjusted headline earnings (loss) excluding hedge buy-back costs	**132**	**72**	**(4)**	**70**	**(106)**	**162**	**-**	**162**
Ore reserve development capital	69	8	7	11	-	94	-	94
Stay-in-business capital	20	22	1	21	3	68	-	67
Project capital	19	17	-	33	-	70	-	70
Total capital expenditure	**108**	**48**	**8**	**65**	**3**	**232**	**(1)**	**231**

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS NINE MONTHS ENDED SEPTEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	10,035	-	-	-	10,035
Mined	- 000 tons	6,151	1,550	469	1,507	9,677
Milled / Treated	- 000 tons	5,719	1,525	397	1,566	9,207
Yield	- oz/t	0.207	0.153	0.119	0.187	0.191
Gold produced	- oz (000)	1,182	234	47	293	1,756
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	8,311	864	-	-	9,175
Yield	- oz/t	0.015	0.019	-	-	0.016
Gold produced	- oz (000)	127	17	-	-	144
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	47,060	5,009	-	52,069
Mined	- 000 tons	-	93,356	11,766	23,804	128,927
Treated	- 000 tons	-	17,579	2,596	860	21,035
Stripping ratio	- ratio	-	4.03	4.88	25.41	5.01
Yield	- oz/t	-	0.046	0.095	0.172	0.058
Gold produced	- oz (000)	-	816	247	148	1,211
HEAP LEACH OPERATION						
Mined	- 000 tons	-	3,942	-	50,843	54,784
Placed	- 000 tons	-	953	-	17,309	18,262
Stripping ratio	- ratio	-	6.95	-	1.98	2.12
Yield	- oz/t	-	0.039	-	0.014	0.015
Gold placed	- oz (000)	-	37	-	241	278
Gold produced	- oz (000)	-	51	-	205	257
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.48	11.28	66.59	23.35	9.10
TOTAL						
Subsidiaries' gold produced	- oz (000)	1,309	906	294	646	3,155
Joint ventures' gold produced	- oz (000)	-	212	-	-	212
Attributable gold produced	- oz (000)	1,309	1,118	294	646	3,367
Minority gold produced	- oz (000)	-	36	-	70	106
Subsidiaries' gold sold	- oz (000)	1,315	894	291	646	3,147
Joint ventures' gold sold	- oz (000)	-	208	-	-	208
Attributable gold sold	- oz (000)	1,315	1,102	291	646	3,355
Minority gold sold	- oz (000)	-	35	-	71	106
Spot price	- $/oz	1,178	1,178	1,178	1,178	1,178
Price received	- $/oz sold	531	691	608	570	598
Price received excluding hedge buy-back costs	- $/oz sold	1,086	1,095	1,069	1,079	1,086
Total cash costs	- $/oz produced	592	686	1,012	422	627
Total production costs	- $/oz produced	787	823	1,091	560	783

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS ENDED SEPTEMBER 2010 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	1,428	1,248	311	770	-	3,758	(244)	3,514
Cash costs	(800)	(792)	(298)	(385)	26	(2,249)	141	(2,108)
By-products revenue	25	3	1	52	2	83	-	83
Total cash costs	(775)	(789)	(297)	(333)	28	(2,166)	141	(2,026)
Retrenchment costs	(12)	-	-	(2)	-	(14)	-	(14)
Rehabilitation and other non-cash costs	(4)	(26)	-	(1)	-	(31)	-	(31)
Amortisation of assets	(240)	(130)	(23)	(103)	(7)	(503)	7	(495)
Total production costs	(1,031)	(945)	(320)	(439)	21	(2,714)	147	(2,566)
Inventory change	(4)	11	2	32	-	40	(2)	38
Cost of sales	(1,034)	(934)	(319)	(408)	21	(2,673)	145	(2,529)
Adjusted gross profit (loss) excluding hedge buy-back costs	**394**	**315**	**(8)**	**362**	**21**	**1,084**	**(99)**	**986**
Hedge buy-back costs	(729)	(446)	(134)	(328)	-	(1,637)	-	(1,637)
Adjusted gross (loss) profit	**(335)**	**(131)**	**(142)**	**34**	**21**	**(553)**	**(99)**	**(652)**
Unrealised non-hedge derivatives and other commodity contracts	815	95	10	369	-	1,289	-	1,289
Gross profit (loss)	**479**	**(36)**	**(132)**	**403**	**21**	**736**	**(99)**	**637**
Corporate and other costs	(7)	(5)	(1)	(20)	(127)	(160)	-	(160)
Exploration	(1)	(34)	(32)	(61)	(23)	(151)	2	(149)
Intercompany transactions	-	(25)	(1)	(1)	28	-	-	-
Special items	(24)	(24)	8	-	(53)	(94)	(1)	(95)
Operating profit (loss)	**448**	**(125)**	**(158)**	**321**	**(154)**	**331**	**(98)**	**233**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(1)	(6)	-	2	(66)	(70)	-	(70)
Exchange (loss) gain	-	(11)	-	(8)	8	(11)	-	(11)
Share of equity accounted investments profit	-	-	-	-	3	3	51	54
Profit (loss) before taxation	446	(141)	(158)	314	(209)	252	(46)	206
Taxation	6	(112)	4	(83)	(9)	(195)	46	(149)
Profit (loss) for the period	**452**	**(253)**	**(155)**	**231**	**(218)**	**57**	**-**	**57**
Equity shareholders	452	(263)	(155)	211	(225)	20	-	20
Non-controlling interests	-	10	-	20	7	37	-	37
Operating profit (loss)	448	(125)	(158)	321	(154)	331	(98)	233
Unrealised non-hedge derivatives and other commodity contracts	(815)	(95)	(10)	(369)	-	(1,289)	-	(1,289)
Hedge buy-back and related costs	729	446	134	328	59	1,696	-	1,696
Intercompany transactions	-	25	1	1	(28)	-	-	-
Special items	32	11	(6)	1	2	40	1	41
Share of associates' EBIT	-	-	-	-	(3)	(3)	97	94
EBIT	**395**	**262**	**(39)**	**282**	**(123)**	**776**	**-**	**776**
Amortisation of assets	240	130	23	103	7	503	(7)	495
Share of associates' amortisation	-	-	-	-	-	-	7	7
EBITDA	**634**	**392**	**(16)**	**385**	**(117)**	**1,278**	**-**	**1,278**
Profit (loss) attributable to equity shareholders	452	(263)	(155)	211	(225)	20	-	20
Special items	32	11	(6)	1	2	40	1	41
Share of associates' special items	-	-	-	-	(6)	(6)	(1)	(7)
Taxation on items above	(8)	(3)	-	(1)	-	(12)	-	(12)
Headline earnings (loss)	**477**	**(255)**	**(160)**	**211**	**(229)**	**43**	**-**	**43**
Unrealised non-hedge derivatives and other commodity contracts	(815)	(95)	(10)	(369)	-	(1,289)	-	(1,289)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	267	-	3	-	-	270	-	270
Fair value adjustment on option component of convertible bond	-	-	-	-	(40)	(40)	-	(40)
Fair value loss on mandatory convertible bond	-	-	-	-	22	22	-	22
Hedge buy-back and related costs net of taxation	523	443	134	328	59	1,487	-	1,487
Adjusted headline earnings (loss)	**452**	**93**	**(33)**	**169**	**(187)**	**494**	**-**	**494**
Ore reserve development capital	182	27	13	38	-	259	-	259
Stay-in-business capital	66	62	9	59	3	199	(3)	196
Project capital	33	49	8	103	-	193	(25)	168
Total capital expenditure	**280**	**137**	**29**	**200**	**3**	**650**	**(27)**	**623**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

IMPERIAL OPERATING RESULTS NINE MONTHS ENDED SEPTEMBER 2009		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 ft^2	11,320	-	-	-	11,320
Mined	- 000 tons	6,544	1,595	645	1,442	10,226
Milled / Treated	- 000 tons	6,160	1,727	646	1,426	9,959
Yield	- oz/t	0.200	0.148	0.130	0.184	0.184
Gold produced	- oz (000)	1,234	256	84	262	1,836
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tons	8,514	2,190	-	-	10,703
Yield	- oz/t	0.016	0.013	-	-	0.015
Gold produced	- oz (000)	132	29	-	-	161
OPEN-PIT OPERATION						
Volume mined	- 000 bcy	-	46,520	11,084	-	57,604
Mined	- 000 tons	-	95,293	26,006	18,314	139,612
Treated	- 000 tons	-	17,484	2,555	835	20,874
Stripping ratio	- ratio	-	4.67	9.35	20.34	5.92
Yield	- oz/t	-	0.047	0.082	0.186	0.057
Gold produced	- oz (000)	-	822	210	155	1,187
HEAP LEACH OPERATION						
Mined	- 000 tons	-	2,344	-	45,029	47,373
Placed	- 000 tons	-	853	-	15,913	16,766
Stripping ratio	- ratio	-	2.72	-	1.81	1.85
Yield	- oz/t	-	0.102	-	0.014	0.018
Gold placed	- oz (000)	-	87	-	221	308
Gold produced	- oz (000)	-	61	-	173	233
PRODUCTIVITY PER EMPLOYEE						
Actual	- oz	5.83	12.11	73.03	20.72	9.41
TOTAL						
Subsidiaries' gold produced	- oz (000)	1,366	897	294	590	3,147
Joint ventures' gold produced	- oz (000)	-	270	-	-	270
Attributable gold produced	- oz (000)	1,366	1,167	294	590	3,417
Minority gold produced	- oz (000)	-	42	-	62	104
Subsidiaries' gold sold	- oz (000)	1,362	875	284	603	3,123
Joint ventures' gold sold	- oz (000)	-	268	-	-	268
Attributable gold sold	- oz (000)	1,362	1,143	284	603	3,391
Minority gold sold	- oz (000)	-	40	-	66	106
Spot price	- $/oz	931	931	931	931	931
Price received	- $/oz sold	688	621	619	653	653
Price received excluding hedge buy-back costs	- $/oz sold	890	883	879	899	888
Total cash costs	- $/oz produced	434	587	589	349	485
Total production costs	- $/oz produced	577	694	700	480	612

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS ENDED SEPTEMBER 2009 $'m	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	1,212	1,045	250	593	-	3,099	(247)	2,852
Cash costs	(627)	(708)	(174)	(319)	22	(1,805)	119	(1,686)
By-products revenue	35	3	-	35	1	74	-	73
Total cash costs	(592)	(705)	(173)	(284)	23	(1,732)	119	(1,613)
Retrenchment costs	(6)	(3)	-	-	-	(9)	-	(8)
Rehabilitation and other non-cash costs	(3)	(9)	(5)	(6)	-	(23)	1	(22)
Amortisation of assets	(187)	(117)	(28)	(80)	(5)	(417)	15	(402)
Total production costs	(789)	(834)	(206)	(370)	18	(2,180)	135	(2,045)
Inventory change	(3)	16	5	48	-	66	(1)	65
Cost of sales	(792)	(817)	(201)	(322)	18	(2,115)	134	(1,981)
Adjusted gross profit (loss) excluding hedge buy-back costs	**420**	**227**	**49**	**270**	**19**	**985**	**(113)**	**871**
Hedge buy-back costs	(276)	(299)	(74)	(148)	-	(797)	-	(797)
Adjusted gross profit (loss)	**144**	**(72)**	**(25)**	**122**	**19**	**188**	**(113)**	**74**
Unrealised non-hedge derivatives and other commodity contracts	(432)	(34)	(147)	(79)	-	(692)	-	(692)
Gross (loss) profit	**(287)**	**(106)**	**(172)**	**43**	**18**	**(504)**	**(113)**	**(618)**
Corporate and other costs	(7)	(8)	-	(16)	(99)	(130)	-	(130)
Exploration	-	(10)	(22)	(39)	(23)	(94)	3	(91)
Intercompany transactions	-	(195)	(15)	(2)	212	-	-	-
Special items	(22)	(2)	82	9	(13)	54	1	55
Operating (loss) profit	**(316)**	**(321)**	**(127)**	**(5)**	**95**	**(675)**	**(110)**	**(784)**
Net finance income (costs), unwinding of obligations and fair value adjustments	1	(6)	5	(4)	(87)	(91)	1	(91)
Exchange gain (loss)	-	61	5	(7)	(22)	38	2	40
Share of equity accounted investments (loss) profit	-	-	-	(3)	(3)	(6)	69	64
Loss before taxation	(315)	(266)	(117)	(19)	(17)	(733)	(38)	(771)
Taxation	203	(45)	(14)	(13)	(111)	19	38	57
Loss for the period	**(112)**	**(311)**	**(131)**	**(31)**	**(129)**	**(714)**	**-**	**(714)**
Equity shareholders	(112)	(320)	(131)	(52)	(128)	(743)	-	(743)
Non-controlling interests	-	9	-	20	(1)	29	-	29
Operating (loss) profit	(316)	(321)	(127)	(5)	95	(675)	(110)	(784)
Unrealised non-hedge derivatives and other commodity contracts	432	34	147	79	-	692	-	692
Hedge buy-back costs	276	299	74	148	-	797	-	797
Intercompany transactions	-	195	15	2	(212)	-	-	-
Special items	15	-	(82)	(5)	-	(73)	-	(73)
Share of associates' EBIT	-	-	-	(3)	(2)	(5)	110	105
EBIT	**407**	**207**	**27**	**216**	**(120)**	**736**	**-**	**736**
Amortisation of assets	187	117	28	80	5	417	(15)	402
Share of associates' amortisation	-	-	-	-	-	-	15	15
EBITDA	**594**	**324**	**54**	**296**	**(115)**	**1,153**	**-**	**1,153**
Loss attributable to equity shareholders	(112)	(320)	(131)	(52)	(128)	(743)	-	(743)
Special items	15	-	(82)	(5)	-	(73)	-	(73)
Share of associates' special items	-	-	-	-	-	-	-	-
Taxation on items above	(2)	-	18	(4)	-	12	-	12
Headline loss	**(99)**	**(320)**	**(195)**	**(61)**	**(128)**	**(803)**	**-**	**(803)**
Unrealised non-hedge derivatives and other commodity contracts	432	34	147	79	-	692	-	692
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(237)	-	(44)	7	84	(191)	-	(191)
Fair value adjustment on option component of convertible bond	-	-	-	-	24	24	-	24
Hedge buy-back and related costs net of taxation	276	261	74	148	-	758	-	758
Adjusted headline earnings (loss) excluding hedge buy-back costs	**371**	**(25)**	**(18)**	**173**	**(21)**	**479**	**-**	**479**
Ore reserve development capital	175	27	17	29	-	248	-	248
Stay-in-business capital	41	58	6	47	6	158	(4)	154
Project capital	48	47	145	88	-	328	(1)	327
Total capital expenditure	**264**	**131**	**169**	**164**	**6**	**734**	**(4)**	**729**

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED SEPTEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m²	299	-	-	-	299
Mined	- 000 tonnes	1,826	410	106	517	2,859
Milled / Treated	- 000 tonnes	1,702	435	131	512	2,780
Yield	- g/t	7.77	5.05	3.17	6.62	6.92
Gold produced	- kg	13,223	2,200	414	3,391	19,229
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,533	285	-	-	2,818
Yield	- g/t	0.65	0.50	-	-	0.63
Gold produced	- kg	1,636	143	-	-	1,779
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	11,080	1,336	-	12,416
Mined	- 000 tonnes	-	26,636	3,677	7,467	37,780
Treated	- 000 tonnes	-	5,328	782	246	6,356
Stripping ratio	- ratio	-	4.54	3.86	26.04	5.47
Yield	- g/t	-	1.68	3.17	5.93	2.03
Gold produced	- kg	-	8,952	2,480	1,456	12,887
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,507	-	14,975	16,482
Placed	- 000 tonnes	-	232	-	5,458	5,691
Stripping ratio	- ratio	-	8.43	-	1.87	2.07
Yield	- g/t	-	1.04	-	0.47	0.49
Gold placed	- kg	-	242	-	2,554	2,797
Gold produced	- kg	-	305	-	1,929	2,234
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	192	348	1,938	720	297
TOTAL						
Subsidiaries' gold produced	- kg	14,859	9,645	2,894	6,776	34,174
Joint ventures' gold produced	- kg	-	1,955	-	-	1,955
Attributable gold produced	- kg	14,859	11,600	2,894	6,776	36,129
Minority gold produced	- kg	-	341	-	743	1,084
Subsidiaries' gold sold	- kg	15,948	9,532	2,697	6,829	35,005
Joint ventures' gold sold	- kg	-	1,889	-	-	1,889
Attributable gold sold	- kg	15,948	11,421	2,697	6,829	36,894
Minority gold sold	- kg	-	334	-	778	1,112
Spot price	- R/kg	287,837	287,837	287,837	287,837	287,837
Price received	- R/kg sold	(58,520)	(7,300)	(86,186)	(75,066)	(47,750)
Price received excluding hedge buy-back costs	- R/kg sold	266,454	270,165	267,056	266,777	267,707
Total cash costs	- R/kg produced	139,350	170,196	250,073	101,552	151,007
Total production costs	- R/kg produced	181,238	206,279	268,283	134,440	187,695

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED SEPTEMBER 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [(1)]	4,249	3,181	720	2,020	-	10,171	(544)	9,627
Cash costs	(2,139)	(2,037)	(725)	(1,011)	38	(5,874)	366	(5,509)
By-products revenue	68	6	1	141	8	225	(1)	224
Total cash costs	(2,071)	(2,031)	(724)	(870)	46	(5,649)	365	(5,284)
Retrenchment costs	(19)	(2)	-	(4)	-	(25)	2	(23)
Rehabilitation and other non-cash costs	(11)	(90)	-	(5)	-	(107)	1	(106)
Amortisation of assets	(592)	(332)	(53)	(266)	(18)	(1,261)	17	(1,244)
Total production costs	(2,693)	(2,455)	(776)	(1,146)	28	(7,042)	384	(6,658)
Inventory change	(182)	68	17	104	-	7	(8)	(1)
Cost of sales	(2,875)	(2,387)	(759)	(1,042)	28	(7,034)	375	(6,659)
Adjusted gross profit (loss) excluding hedge buy-back costs	**1,374**	**795**	**(38)**	**979**	**28**	**3,137**	**(168)**	**2,969**
Hedge buy-back costs	(5,183)	(3,169)	(953)	(2,335)	-	(11,639)	-	(11,639)
Adjusted gross (loss) profit	**(3,809)**	**(2,374)**	**(991)**	**(1,356)**	**28**	**(8,502)**	**(168)**	**(8,670)**
Unrealised non-hedge derivatives and other commodity contracts	6,550	1,801	(1)	2,992	-	11,343	-	11,343
Gross profit (loss)	**2,742**	**(573)**	**(992)**	**1,636**	**28**	**2,841**	**(168)**	**2,672**
Corporate and other costs	(18)	(26)	(2)	(66)	(313)	(426)	-	(426)
Exploration	(2)	(76)	(100)	(170)	(95)	(444)	4	(440)
Intercompany transactions	-	(91)	(2)	(6)	98	-	-	-
Special items	(55)	(6)	12	1	(370)	(416)	(8)	(424)
Operating profit (loss)	**2,667**	**(772)**	**(1,084)**	**1,396**	**(652)**	**1,555**	**(173)**	**1,382**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(9)	(18)	(2)	5	(526)	(550)	(3)	(553)
Exchange (loss) gain	-	(63)	-	(45)	(27)	(134)	22	(113)
Share of equity accounted investments (loss) profit	-	-	-	(1)	90	89	62	151
Profit (loss) before taxation	2,657	(852)	(1,086)	1,355	(1,115)	959	(92)	867
Taxation	108	(235)	20	(125)	(178)	(410)	92	(318)
Profit (loss) for the period	**2,765**	**(1,087)**	**(1,066)**	**1,230**	**(1,293)**	**549**	**-**	**549**
Equity shareholders	2,765	(1,111)	(1,066)	1,166	(1,311)	443	-	443
Non-controlling interests	-	24	-	64	18	106	-	106
Operating profit (loss)	2,667	(772)	(1,084)	1,396	(652)	1,555	(173)	1,382
Unrealised non-hedge derivatives and other commodity contracts	(6,550)	(1,801)	1	(2,992)	-	(11,343)	-	(11,343)
Hedge buy-back and related costs	5,183	3,169	953	2,335	422	12,060	-	12,060
Intercompany transactions	-	91	2	6	(98)	-	-	-
Special items	144	3	-	3	8	158	8	166
Share of associates' EBIT	-	-	-	(1)	16	15	165	180
EBIT	**1,443**	**690**	**(128)**	**746**	**(304)**	**2,446**	**-**	**2,446**
Amortisation of assets	592	332	53	266	18	1,261	(17)	1,244
Share of associates' amortisation	-	-	-	-	-	-	17	17
EBITDA	**2,035**	**1,022**	**(76)**	**1,012**	**(286)**	**3,706**	**-**	**3,706**
Profit (loss) attributable to equity shareholders	2,765	(1,111)	(1,066)	1,166	(1,311)	443	-	443
Special items	144	3	-	3	8	158	8	166
Share of associates' special items	-	-	-	-	(74)	(74)	(8)	(82)
Taxation on items above	(43)	-	-	(8)	-	(51)	-	(51)
Headline earnings (loss)	**2,866**	**(1,107)**	**(1,066)**	**1,161**	**(1,378)**	**476**	**-**	**476**
Unrealised non-hedge derivatives and other commodity contracts	(6,550)	(1,801)	1	(2,992)	-	(11,343)	-	(11,343)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	2,152	-	-	-	-	2,152	-	2,152
Fair value adjustment on option component of convertible bond	-	-	-	-	166	166	-	166
Fair value loss on mandatory convertible bond	-	-	-	-	160	160	-	160
Hedge buy-back and related costs net of taxation	3,717	3,148	953	2,335	422	10,573	-	10,573
Adjusted headline earnings (loss) excluding hedge buy-back costs	**2,185**	**240**	**(112)**	**504**	**(630)**	**2,184**	**-**	**2,184**
Ore reserve development capital	479	68	28	105	-	680	-	680
Stay-in-business capital	160	244	27	182	9	623	(7)	616
Project capital	92	126	18	317	-	552	(77)	475
Total capital expenditure	**731**	**439**	**72**	**604**	**9**	**1,855**	**(84)**	**1,771**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED JUNE 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	313	-	-	-	313
Mined	- 000 tonnes	1,872	461	169	452	2,955
Milled / Treated	- 000 tonnes	1,783	439	99	451	2,772
Yield	- g/t	7.10	5.12	3.53	6.01	6.49
Gold produced	- kg	12,665	2,249	349	2,710	17,973
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,577	236	-	-	2,813
Yield	- g/t	0.49	0.67	-	-	0.50
Gold produced	- kg	1,253	158	-	-	1,411
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	12,481	1,111	-	13,591
Mined	- 000 tonnes	-	28,545	3,108	7,666	39,320
Treated	- 000 tonnes	-	5,721	807	280	6,808
Stripping ratio	- ratio	-	3.60	6.47	25.52	4.69
Yield	- g/t	-	1.52	2.90	5.68	1.85
Gold produced	- kg	-	8,668	2,343	1,593	12,604
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	1,364	-	15,288	16,653
Placed	- 000 tonnes	-	328	-	5,091	5,419
Stripping ratio	- ratio	-	7.70	-	2.04	2.21
Yield	- g/t	-	1.04	-	0.48	0.51
Gold placed	- kg	-	340	-	2,427	2,767
Gold produced	- kg	-	450	-	2,573	3,023
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	176	349	1,832	739	285
TOTAL						
Subsidiaries' gold produced	- kg	13,919	9,430	2,692	6,876	32,916
Joint ventures' gold produced	- kg	-	2,095	-	-	2,095
Attributable gold produced	- kg	13,919	11,525	2,692	6,876	35,011
Minority gold produced	- kg	-	371	-	687	1,058
Subsidiaries' gold sold	- kg	13,581	9,047	2,837	6,877	32,341
Joint ventures' gold sold	- kg	-	2,106	-	-	2,106
Attributable gold sold	- kg	13,581	11,153	2,837	6,877	34,447
Minority gold sold	- kg	-	371	-	682	1,053
Spot price	- R/kg	290,579	290,579	290,579	290,579	290,579
Price received	- R/kg sold	264,841	269,178	261,744	263,918	265,806
Total cash costs	- R/kg produced	135,419	170,075	257,247	100,619	149,365
Total production costs	- R/kg produced	177,715	199,330	275,057	133,519	183,891

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS QUARTER ENDED JUNE 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	3,597	3,109	742	1,983	-	9,432	(609)	8,822
Cash costs	(1,937)	(2,024)	(694)	(958)	92	(5,521)	343	(5,178)
By-products revenue	53	8	2	149	13	224	(1)	223
Total cash costs	(1,885)	(2,016)	(692)	(808)	105	(5,297)	342	(4,955)
Retrenchment costs	(23)	-	-	(3)	-	(27)	-	(26)
Rehabilitation and other non-cash costs	(11)	(22)	-	-	-	(33)	(3)	(36)
Amortisation of assets	(554)	(321)	(48)	(253)	(16)	(1,193)	16	(1,176)
Total production costs	(2,474)	(2,359)	(740)	(1,065)	89	(6,549)	356	(6,193)
Inventory change	45	17	(1)	32	-	93	1	94
Cost of sales	(2,428)	(2,342)	(741)	(1,033)	89	(6,456)	357	(6,099)
Adjusted gross profit (loss)	**1,168**	**768**	**1**	**950**	**88**	**2,975**	**(253)**	**2,723**
Unrealised non-hedge derivatives and other commodity contracts	(1,182)	(1,201)	75	(514)	-	(2,822)	-	(2,822)
Gross (loss) profit	**(14)**	**(433)**	**76**	**436**	**89**	**154**	**(253)**	**(99)**
Corporate and other (costs) income	(14)	31	(6)	(24)	(395)	(407)	(1)	(408)
Exploration	(1)	(92)	(78)	(171)	(49)	(391)	-	(391)
Intercompany transactions	-	(57)	(2)	(3)	62	-	-	-
Special items	(61)	(51)	46	(8)	(16)	(89)	-	(89)
Operating (loss) profit	**(90)**	**(602)**	**36**	**231**	**(308)**	**(733)**	**(253)**	**(986)**
Net finance income (costs), unwinding of obligations and fair value adjustments	2	(3)	2	6	(133)	(127)	3	(124)
Exchange (loss) gain	-	(27)	-	(17)	57	13	(14)	(1)
Share of equity accounted investments (loss) profit	-	-	-	-	(47)	(47)	136	89
(Loss) profit before taxation	(87)	(632)	38	219	(432)	(894)	(128)	(1,022)
Taxation	38	(334)	12	(218)	109	(393)	128	(264)
(Loss) profit for the period	**(49)**	**(966)**	**50**	**1**	**(323)**	**(1,286)**	**-**	**(1,286)**
Equity shareholders	(49)	(989)	50	(27)	(345)	(1,360)	-	(1,360)
Non-controlling interests	-	23	-	29	22	74	-	74
Operating (loss) profit	(90)	(602)	36	231	(308)	(733)	(253)	(986)
Unrealised non-hedge derivatives and other commodity contracts	1,182	1,201	(75)	514	-	2,822	-	2,822
Intercompany transactions	-	57	2	3	(62)	-	-	-
Special items	61	3	(46)	7	16	42	-	41
Share of associates' EBIT	-	-	-	-	(33)	(33)	253	221
EBIT	**1,154**	**659**	**(83)**	**755**	**(388)**	**2,097**	**-**	**2,097**
Amortisation of assets	554	321	48	253	16	1,193	(16)	1,176
Share of associates' amortisation	-	-	-	-	-	-	16	16
EBITDA	**1,708**	**980**	**(35)**	**1,008**	**(372)**	**3,290**	**-**	**3,290**
(Loss) profit attributable to equity shareholders	(49)	(989)	50	(27)	(345)	(1,360)	-	(1,360)
Special items	61	3	(46)	7	16	42	-	41
Share of associates' special items	-	-	-	-	15	15	-	15
Taxation on items above	(7)	(6)	2	(1)	-	(11)	-	(11)
Headline earnings (loss)	**5**	**(991)**	**7**	**(22)**	**(315)**	**(1,315)**	**-**	**(1,315)**
Unrealised non-hedge derivatives and other commodity contracts	1,182	1,201	(75)	514	-	2,822	-	2,822
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(420)	-	23	-	-	(398)	-	(398)
Fair value adjustment on option component of convertible bond	-	-	-	-	(129)	(129)	-	(129)
Adjusted headline earnings (loss)	**767**	**210**	**(46)**	**492**	**(444)**	**980**	**-**	**980**
Ore reserve development capital	467	79	36	85	-	667	-	667
Stay-in-business capital	212	146	25	160	8	551	(8)	544
Project capital	66	153	19	246	-	484	(95)	389
Total capital expenditure	**746**	**377**	**81**	**491**	**8**	**1,703**	**(102)**	**1,600**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS QUARTER ENDED SEPTEMBER 2009		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	360	-	-	-	360
Mined	- 000 tonnes	2,063	433	198	466	3,160
Milled / Treated	- 000 tonnes	1,958	459	197	476	3,090
Yield	- g/t	6.75	5.68	4.21	6.64	6.41
Gold produced	- kg	13,218	2,606	831	3,161	19,816
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	2,491	611	-	-	3,102
Yield	- g/t	0.52	0.39	-	-	0.49
Gold produced	- kg	1,287	240	-	-	1,527
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	11,590	1,322	-	12,913
Mined	- 000 tonnes	-	28,189	3,876	5,343	37,408
Treated	- 000 tonnes	-	5,630	807	276	6,713
Stripping ratio	- ratio	-	5.00	12.19	17.20	6.08
Yield	- g/t	-	1.62	2.91	5.80	1.95
Gold produced	- kg	-	9,132	2,346	1,599	13,077
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	535	-	14,069	14,605
Placed	- 000 tonnes	-	220	-	4,189	4,409
Stripping ratio	- ratio	-	8.43	-	2.44	2.52
Yield	- g/t	-	3.25	-	0.47	0.60
Gold placed	- kg	-	713	-	1,954	2,667
Gold produced	- kg	-	685	-	1,820	2,505
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	184	386	2,243	681	301
TOTAL						
Subsidiaries' gold produced	- kg	14,504	10,001	3,176	6,580	34,262
Joint ventures' gold produced	- kg	-	2,663	-	-	2,663
Attributable gold produced	- kg	14,504	12,664	3,176	6,580	36,925
Minority gold produced	- kg	-	433	-	740	1,173
Subsidiaries' gold sold	- kg	15,259	10,431	2,843	7,384	35,917
Joint ventures' gold sold	- kg	-	2,518	-	-	2,518
Attributable gold sold	- kg	15,259	12,949	2,843	7,384	38,435
Minority gold sold	- kg	-	542	-	859	1,400
Spot price	- R/kg	239,463	239,463	239,463	239,463	239,463
Price received	- R/kg sold	82,545	42,554	17,528	66,060	61,095
Price received excluding hedge buy-back costs	- R/kg sold	225,733	225,589	223,205	225,165	225,388
Total cash costs	- R/kg produced	130,009	151,615	163,403	90,790	133,274
Total production costs	- R/kg produced	168,432	179,777	187,005	124,696	166,355

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED SEPTEMBER 2009 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted investments	Total group
Gold income received [1]	3,444	3,050	635	1,844	-	8,973	(600)	8,373
Cash costs	(1,952)	(1,980)	(520)	(901)	31	(5,322)	307	(5,015)
By-products revenue	66	6	1	101	(1)	173	(1)	173
Total cash costs	(1,886)	(1,974)	(519)	(800)	30	(5,149)	307	(4,842)
Retrenchment costs	(17)	-	-	-	-	(17)	-	(17)
Rehabilitation and other non-cash costs	(10)	(43)	(10)	(33)	-	(97)	1	(96)
Amortisation of assets	(530)	(324)	(65)	(215)	(15)	(1,150)	39	(1,111)
Total production costs	(2,443)	(2,342)	(594)	(1,049)	15	(6,412)	347	(6,066)
Inventory change	(121)	(47)	45	38	-	(85)	(17)	(102)
Cost of sales	(2,564)	(2,389)	(549)	(1,011)	15	(6,497)	329	(6,168)
Adjusted gross profit (loss) excluding hedge buy-back costs	**881**	**660**	**85**	**834**	**15**	**2,476**	**(271)**	**2,205**
Hedge buy-back costs	(2,185)	(2,370)	(585)	(1,175)	-	(6,315)	-	(6,315)
Adjusted gross (loss) profit	**(1,304)**	**(1,710)**	**(499)**	**(341)**	**15**	**(3,839)**	**(271)**	**(4,110)**
Unrealised non-hedge derivatives and other commodity contracts	(3,686)	3	(664)	(414)	-	(4,762)	-	(4,762)
Gross (loss) profit	**(4,990)**	**(1,707)**	**(1,164)**	**(756)**	**15**	**(8,601)**	**(271)**	**(8,872)**
Corporate and other costs	(16)	(16)	(1)	(36)	(256)	(325)	-	(325)
Exploration	(1)	(33)	(78)	(110)	(98)	(319)	8	(311)
Intercompany transactions	-	201	(42)	(5)	(153)	-	-	-
Special items	(87)	(21)	(164)	58	(16)	(229)	(2)	(231)
Operating loss	**(5,093)**	**(1,576)**	**(1,449)**	**(849)**	**(507)**	**(9,474)**	**(264)**	**(9,738)**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(2)	(19)	44	(6)	(266)	(248)	3	(244)
Exchange gain (loss)	-	3	43	(41)	13	17	8	25
Share of equity accounted investments profit	-	-	-	-	1	1	174	175
Loss before taxation	(5,095)	(1,591)	(1,362)	(895)	(759)	(9,704)	(79)	(9,782)
Taxation	1,987	108	163	(47)	(639)	1,571	79	1,650
Loss for the period	**(3,108)**	**(1,484)**	**(1,199)**	**(943)**	**(1,398)**	**(8,132)**	**-**	**(8,132)**
Equity shareholders	(3,108)	(1,513)	(1,199)	(1,018)	(1,407)	(8,245)	-	(8,245)
Non-controlling interests	-	29	-	76	8	113	-	113
Operating loss	(5,093)	(1,576)	(1,449)	(849)	(507)	(9,474)	(264)	(9,738)
Unrealised non-hedge derivatives and other commodity contracts	3,686	(3)	664	414	-	4,762	-	4,762
Hedge buy-back costs	2,185	2,370	585	1,175	-	6,315	-	6,315
Intercompany transactions	-	(201)	42	5	153	-	-	-
Special items	87	5	164	(29)	23	249	-	249
Share of associates' EBIT	-	-	-	-	(2)	(2)	264	263
EBIT	**864**	**596**	**6**	**716**	**(333)**	**1,850**	**-**	**1,850**
Amortisation of assets	530	324	65	215	15	1,150	(39)	1,111
Share of associates' amortisation	-	-	-	-	-	-	39	39
EBITDA	**1,395**	**920**	**71**	**931**	**(318)**	**2,999**	**-**	**2,999**
Loss attributable to equity shareholders	(3,108)	(1,513)	(1,199)	(1,018)	(1,407)	(8,245)	-	(8,245)
Special items	87	5	164	(29)	23	249	-	249
Share of associates' special items	-	-	-	-	(2)	(2)	-	(2)
Taxation on items above	(8)	(1)	(49)	(11)	-	(70)	-	(70)
Headline loss	**(3,029)**	**(1,509)**	**(1,085)**	**(1,059)**	**(1,386)**	**(8,068)**	**-**	**(8,068)**
Unrealised non-hedge derivatives and other commodity contracts	3,686	(3)	664	414	-	4,762	-	4,762
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(1,943)	-	(199)	7	625	(1,510)	-	(1,510)
Fair value adjustment on option component of convertible bond	-	-	-	-	60	60	-	60
Hedge buy-back and related costs net of taxation	2,185	2,061	585	1,175	-	6,006	-	6,006
Adjusted headline earnings (loss) excluding hedge buy-back costs	**898**	**549**	**(35)**	**537**	**(701)**	**1,249**	**-**	**1,249**
Ore reserve development capital	545	57	52	89	-	744	-	744
Stay-in-business capital	166	176	8	169	26	545	(2)	543
Project capital	154	137	(1)	263	-	553	(3)	550
Total capital expenditure	**865**	**370**	**61**	**520**	**26**	**1,842**	**(5)**	**1,836**

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS NINE MONTHS ENDED SEPTEMBER 2010		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	932	-	-	-	932
Mined	- 000 tonnes	5,580	1,406	425	1,367	8,778
Milled / Treated	- 000 tonnes	5,188	1,383	360	1,421	8,353
Yield	- g/t	7.09	5.26	4.07	6.40	6.54
Gold produced	- kg	36,779	7,270	1,467	9,099	54,615
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	7,540	783	-	-	8,323
Yield	- g/t	0.52	0.66	-	-	0.54
Gold produced	- kg	3,947	519	-	-	4,466
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	35,978	3,830	-	39,808
Mined	- 000 tonnes	-	84,691	10,674	21,595	116,961
Treated	- 000 tonnes	-	15,947	2,355	780	19,083
Stripping ratio	- ratio	-	4.03	4.88	25.41	5.01
Yield	- g/t	-	1.59	3.26	5.89	1.97
Gold produced	- kg	-	25,384	7,671	4,598	37,653
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	3,576	-	46,124	49,700
Placed	- 000 tonnes	-	865	-	15,702	16,567
Stripping ratio	- ratio	-	6.95	-	1.98	2.12
Yield	- g/t	-	1.33	-	0.48	0.52
Gold placed	- kg	-	1,147	-	7,485	8,631
Gold produced	- kg	-	1,595	-	6,386	7,981
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	171	351	2,071	726	283
TOTAL						
Subsidiaries' gold produced	- kg	40,726	28,170	9,138	20,082	98,116
Joint ventures' gold produced	- kg	-	6,598	-	-	6,598
Attributable gold produced	- kg	40,726	34,768	9,138	20,082	104,714
Minority gold produced	- kg	-	1,112	-	2,174	3,286
Subsidiaries' gold sold	- kg	40,912	27,804	9,048	20,097	97,861
Joint ventures' gold sold	- kg	-	6,479	-	-	6,479
Attributable gold sold	- kg	40,912	34,283	9,048	20,097	104,340
Minority gold sold	- kg	-	1,100	-	2,205	3,305
Spot price	- R/kg	282,015	282,015	282,015	282,015	282,015
Price received	- R/kg sold	133,050	169,782	149,985	142,012	148,314
Price received excluding hedge buy-back costs	- R/kg sold	259,727	262,212	255,266	258,176	259,858
Total cash costs	- R/kg produced	141,479	164,043	242,225	100,855	149,953
Total production costs	- R/kg produced	188,239	196,855	261,039	133,990	187,282

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS ENDED SEPTEMBER 2010 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted	Total group
Gold income received [1]	10,626	9,298	2,310	5,733	-	27,967	(1,819)	26,148
Cash costs	(5,947)	(5,892)	(2,218)	(2,868)	191	(16,735)	1,050	(15,685)
By-products revenue	186	22	5	388	17	617	(3)	614
Total cash costs	(5,762)	(5,870)	(2,213)	(2,480)	208	(16,118)	1,046	(15,072)
Retrenchment costs	(88)	(2)	-	(13)	-	(104)	2	(102)
Rehabilitation and other non-cash costs	(32)	(189)	-	(5)	-	(227)	(1)	(228)
Amortisation of assets	(1,784)	(967)	(172)	(768)	(49)	(3,740)	49	(3,691)
Total production costs	(7,666)	(7,029)	(2,385)	(3,267)	158	(20,189)	1,096	(19,093)
Inventory change	(31)	73	13	233	-	289	(15)	274
Cost of sales	(7,697)	(6,955)	(2,372)	(3,034)	158	(19,900)	1,081	(18,819)
Adjusted gross profit (loss) excluding hedge buy-back costs	**2,929**	**2,343**	**(62)**	**2,700**	**158**	**8,067**	**(738)**	**7,329**
Hedge buy-back costs	(5,183)	(3,169)	(953)	(2,335)	-	(11,639)	-	(11,639)
Adjusted gross (loss) profit	**(2,254)**	**(826)**	**(1,015)**	**365**	**158**	**(3,572)**	**(738)**	**(4,310)**
Unrealised non-hedge derivatives and other commodity contracts	5,778	634	75	2,616	-	9,104	-	9,104
Gross profit (loss)	**3,525**	**(192)**	**(940)**	**2,981**	**158**	**5,532**	**(738)**	**4,794**
Corporate and other costs	(50)	(36)	(8)	(151)	(945)	(1,191)	(1)	(1,192)
Exploration	(5)	(257)	(236)	(451)	(172)	(1,121)	13	(1,108)
Intercompany transactions	-	(186)	(8)	(11)	205	-	-	-
Special items	(180)	(180)	58	(2)	(376)	(679)	(8)	(686)
Operating profit (loss)	**3,290**	**(851)**	**(1,134)**	**2,367**	**(1,130)**	**2,542**	**(734)**	**1,808**
Net finance (costs) income, unwinding of obligations and fair value adjustments	(9)	(42)	-	14	(458)	(496)	1	(495)
Exchange (loss) gain	-	(80)	-	(59)	62	(78)	3	(75)
Share of equity accounted investments (loss) profit	-	-	-	(1)	16	16	387	403
Profit (loss) before taxation	3,281	(973)	(1,135)	2,321	(1,510)	1,984	(343)	1,641
Taxation	13	(833)	28	(624)	(67)	(1,483)	343	(1,140)
Profit (loss) for the period	**3,294**	**(1,806)**	**(1,106)**	**1,697**	**(1,577)**	**501**	**-**	**501**
Equity shareholders	3,294	(1,877)	(1,106)	1,549	(1,627)	233	-	233
Non-controlling interests	-	71	-	148	50	268	-	268
Operating profit (loss)	3,290	(851)	(1,134)	2,367	(1,130)	2,542	(734)	1,808
Unrealised non-hedge derivatives and other commodity contracts	(5,778)	(634)	(75)	(2,616)	-	(9,104)	-	(9,104)
Hedge buy-back and related costs	5,183	3,169	953	2,335	422	12,060	-	12,060
Intercompany transactions	-	186	8	11	(205)	-	-	-
Special items	237	80	(45)	6	14	292	8	299
Share of associates' EBIT	-	-	-	(1)	(22)	(23)	726	703
EBIT	**2,930**	**1,950**	**(294)**	**2,101**	**(921)**	**5,767**	**-**	**5,767**
Amortisation of assets	1,784	967	172	768	49	3,740	(49)	3,691
Share of associates' amortisation	-	-	-	-	-	-	49	49
EBITDA	**4,715**	**2,917**	**(122)**	**2,870**	**(872)**	**9,507**	**-**	**9,507**
Profit (loss) attributable to equity shareholders	3,294	(1,877)	(1,106)	1,549	(1,627)	233	-	233
Special items	237	80	(45)	6	14	292	8	299
Share of associates' special items	-	-	-	-	(40)	(40)	(8)	(47)
Taxation on items above	(55)	(23)	2	(8)	-	(83)	-	(83)
Headline earnings (loss)	**3,476**	**(1,819)**	**(1,149)**	**1,547**	**(1,652)**	**402**	**-**	**402**
Unrealised non-hedge derivatives and other commodity contracts	(5,778)	(634)	(75)	(2,616)	-	(9,104)	-	(9,104)
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	1,892	-	23	-	-	1,915	-	1,915
Fair value adjustment on option component of convertible bond	-	-	-	-	(319)	(319)	-	(319)
Fair value loss on mandatory convertible bond	-	-	-	-	160	160	-	160
Hedge buy-back and related costs net of taxation	3,717	3,148	953	2,335	422	10,573	-	10,573
Adjusted headline earnings (loss) excluding hedge buy-back costs	**3,306**	**695**	**(249)**	**1,265**	**(1,389)**	**3,626**	**-**	**3,626**
Ore reserve development capital	1,353	198	94	282	-	1,926	-	1,926
Stay-in-business capital	491	460	65	439	25	1,481	(20)	1,461
Project capital	243	364	60	767	-	1,434	(183)	1,251
Total capital expenditure	**2,087**	**1,022**	**219**	**1,488**	**25**	**4,841**	**(203)**	**4,638**

(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).

Rounding of figures may result in computational discrepancies.

METRIC OPERATING RESULTS NINE MONTHS ENDED SEPTEMBER 2009		South Africa	Continental Africa	Australasia	Americas	Total group
UNDERGROUND OPERATION						
Area mined	- 000 m^2	1,052	-	-	-	1,052
Mined	- 000 tonnes	5,936	1,447	586	1,308	9,277
Milled / Treated	- 000 tonnes	5,588	1,567	586	1,294	9,035
Yield	- g/t	6.87	5.07	4.47	6.30	6.32
Gold produced	- kg	38,374	7,949	2,619	8,155	57,097
SURFACE AND DUMP RECLAMATION						
Milled / Treated	- 000 tonnes	7,723	1,987	-	-	9,710
Yield	- g/t	0.53	0.45	-	-	0.52
Gold produced	- kg	4,117	888	-	-	5,005
OPEN-PIT OPERATION						
Volume mined	- 000 bcm	-	35,566	8,474	-	44,039
Mined	- 000 tonnes	-	86,448	23,592	16,614	126,654
Treated	- 000 tonnes	-	15,861	2,318	758	18,937
Stripping ratio	- ratio	-	4.67	9.35	20.34	5.92
Yield	- g/t	-	1.61	2.82	6.36	1.95
Gold produced	- kg	-	25,565	6,527	4,821	36,913
HEAP LEACH OPERATION						
Mined	- 000 tonnes	-	2,126	-	40,850	42,976
Placed	- 000 tonnes	-	774	-	14,436	15,209
Stripping ratio	- ratio	-	2.72	-	1.81	1.85
Yield	- g/t	-	3.50	-	0.48	0.63
Gold placed	- kg	-	2,710	-	6,869	9,579
Gold produced	- kg	-	1,896	-	5,372	7,267
PRODUCTIVITY PER EMPLOYEE						
Actual	- g	181	377	2,272	645	293
TOTAL						
Subsidiaries' gold produced	- kg	42,491	27,912	9,145	18,349	97,897
Joint ventures' gold produced	- kg	-	8,385	-	-	8,385
Attributable gold produced	- kg	42,491	36,297	9,145	18,349	106,282
Minority gold produced	- kg	-	1,313	-	1,937	3,250
Subsidiaries' gold sold	- kg	42,356	27,187	8,843	18,756	97,141
Joint ventures' gold sold	- kg	-	8,337	-	-	8,337
Attributable gold sold	- kg	42,356	35,524	8,843	18,756	105,478
Minority gold sold	- kg	-	1,230	-	2,053	3,283
Spot price	- R/kg	259,516	259,516	259,516	259,516	259,516
Price received	- R/kg sold	194,313	177,914	178,923	183,512	185,498
Price received excluding hedge buy-back costs	- R/kg sold	245,896	244,635	245,046	246,152	245,364
Total cash costs	- R/kg produced	119,183	163,141	164,024	96,856	134,192
Total production costs	- R/kg produced	159,009	192,978	195,518	133,034	169,536

Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS ENDED SEPTEMBER 2009 ZAR'm	South Africa	Continental Africa	Australasia	Americas	Corporate and other	Sub-total	Less equity accounted	Total group
Gold income received [1]	10,415	9,007	2,167	5,039	-	26,629	(2,148)	24,481
Cash costs	(5,361)	(6,120)	(1,504)	(2,753)	192	(15,545)	1,032	(14,514)
By-products revenue	297	22	3	296	11	628	(3)	625
Total cash costs	(5,064)	(6,098)	(1,500)	(2,458)	203	(14,917)	1,029	(13,888)
Retrenchment costs	(51)	(22)	-	-	-	(73)	2	(71)
Rehabilitation and other non-cash costs	(26)	(74)	(47)	(46)	-	(193)	6	(187)
Amortisation of assets	(1,616)	(1,012)	(242)	(691)	(46)	(3,608)	131	(3,477)
Total production costs	(6,756)	(7,208)	(1,788)	(3,195)	156	(18,790)	1,167	(17,624)
Inventory change	17	136	37	440	-	630	(7)	622
Cost of sales	(6,740)	(7,071)	(1,751)	(2,755)	156	(18,160)	1,159	(17,001)
Adjusted gross profit (loss) excluding hedge buy-back costs	**3,676**	**1,936**	**415**	**2,285**	**156**	**8,468**	**(989)**	**7,480**
Hedge buy-back costs	(2,185)	(2,370)	(585)	(1,175)	-	(6,315)	-	(6,315)
Adjusted gross profit (loss)	**1,491**	**(434)**	**(169)**	**1,110**	**156**	**2,154**	**(989)**	**1,165**
Unrealised non-hedge derivatives and other commodity contracts	(3,510)	(468)	(1,187)	(719)	-	(5,883)	-	(5,883)
Gross (loss) profit	**(2,020)**	**(902)**	**(1,356)**	**391**	**156**	**(3,730)**	**(989)**	**(4,718)**
Corporate and other costs	(60)	(69)	(2)	(141)	(858)	(1,130)	-	(1,130)
Exploration	(1)	(90)	(186)	(332)	(189)	(798)	22	(776)
Intercompany transactions	-	(1,771)	(129)	(13)	1,914	-	-	-
Special items	(183)	(18)	672	72	(103)	440	8	448
Operating (loss) profit	**(2,263)**	**(2,850)**	**(1,001)**	**(24)**	**920**	**(5,218)**	**(959)**	**(6,176)**
Net finance income (costs), unwinding of obligations and fair value adjustments	8	(47)	39	(35)	(721)	(757)	6	(751)
Exchange gain (loss)	-	514	43	(54)	(194)	308	19	326
Share of equity accounted investments (loss) profit	-	-	-	(23)	(24)	(47)	605	558
Loss before taxation	(2,255)	(2,384)	(919)	(137)	(19)	(5,714)	(329)	(6,043)
Taxation	1,390	(413)	(117)	(117)	(722)	22	329	351
Loss for the period	**(865)**	**(2,796)**	**(1,036)**	**(254)**	**(741)**	**(5,692)**	**-**	**(5,692)**
Equity shareholders	(865)	(2,875)	(1,036)	(423)	(741)	(5,940)	-	(5,940)
Non-controlling interests	-	78	-	170	-	248	-	248
Operating (loss) profit	(2,263)	(2,850)	(1,001)	(24)	920	(5,218)	(959)	(6,176)
Unrealised non-hedge derivatives and other commodity contracts	3,510	468	1,187	719	-	5,883	-	5,883
Hedge buy-back costs	2,185	2,370	585	1,175	-	6,315	-	6,315
Intercompany transactions	-	1,771	129	13	(1,914)	-	-	-
Special items	117	2	(672)	(43)	(6)	(602)	-	(602)
Share of associates' EBIT	-	-	-	(23)	(21)	(44)	959	915
EBIT	**3,549**	**1,761**	**227**	**1,817**	**(1,020)**	**6,335**	**-**	**6,335**
Amortisation of assets	1,616	1,012	242	691	46	3,608	(131)	3,477
Share of associates' amortisation	-	-	-	-	-	-	131	131
EBITDA	**5,165**	**2,773**	**469**	**2,509**	**(973)**	**9,942**	**-**	**9,942**
Loss attributable to equity shareholders	(865)	(2,875)	(1,036)	(423)	(741)	(5,940)	-	(5,940)
Special items	117	2	(672)	(43)	(6)	(602)	-	(602)
Share of associates' special items	-	-	-	-	3	3	-	3
Taxation on items above	(15)	(1)	151	(32)	-	102	-	102
Headline loss	**(763)**	**(2,874)**	**(1,558)**	**(498)**	**(744)**	**(6,437)**	**-**	**(6,437)**
Unrealised non-hedge derivatives and other commodity contracts	3,510	468	1,187	719	-	5,883	-	5,883
Deferred tax on unrealised non-hedge derivatives and other commodity contracts	(1,872)	-	(356)	57	625	(1,546)	-	(1,546)
Fair value adjustment on option component of convertible bond	-	-	-	-	183	183	-	183
Hedge buy-back and related costs net of taxation	2,185	2,061	585	1,175	-	6,006	-	6,006
Adjusted headline earnings (loss) excluding hedge buy-back costs	**3,060**	**(346)**	**(142)**	**1,453**	**65**	**4,089**	**-**	**4,089**
Ore reserve development capital	1,525	236	149	249	-	2,158	-	2,158
Stay-in-business capital	357	500	55	409	50	1,371	(31)	1,341
Project capital	415	408	1,334	763	-	2,920	(6)	2,914
Total capital expenditure	**2,297**	**1,144**	**1,539**	**1,420**	**51**	**6,451**	**(37)**	**6,413**

(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

Notes





Administrative information

ANGLOGOLD ASHANTI LIMITED

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:

ISIN: ZAE000043485

JSE:	ANG
LSE:	AGD
NYSE:	AU
ASX:	AGG
GhSE (Shares):	AGA
GhSE (GhDS):	AAD
Euronext Paris:	VA
Euronext Brussels:	ANG

JSE Sponsor: UBS

Auditors: Ernst & Young Inc

Offices

Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155

United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk

Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial Officer)

Non-Executive
T T Mboweni [†] (Chairman)
Dr T J Motlatsi [†] (Deputy Chairman)
F B Arisman [#]
W A Nairn [†]
Prof L W Nkuhlu [†]
F Ohene-Kena [+]
S M Pityana [†]

*	British	[#]	American
~	Australian	[†]	South African
+	Ghanaian		

Officers
Company Secretary: Ms L Eatwell

Investor Relations Contacts
South Africa
Renee Swan
Mobile: +27 79 523 9714
Fax: +27 11 637 6400
E-mail: rswan@AngloGoldAshanti.com

United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com

General E-mail enquiries
investors@AngloGoldAshanti.com

AngloGold Ashanti website
http://www.AngloGoldAshanti.com

Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

PUBLISHED BY ANGLOGOLD ASHANTI

PRINTED BY INCE (PTY) LIMITED

Share Registrars
South Africa
Computershare Investor Services (Pty) Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za

United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 303 229664
Fax: +233 303 229975

ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner

Global BuyDIRECT[SM]
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 11, 2010

By: /s/ L Eatwell
Name: L EATWELL
Title: Company Secretary